United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

July, 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Interim Financial Statements

June 30, 2015

IFRS

Filed with the CVM, SEC and HKEx on

July 30, 2015

Vale S.A.

KPMG Auditores Independentes	Central Tel 55 (21) 3515-9400
Av. Almirante Barroso, 52 - 4º	Fax	55 (21) 3515-9000
20031-000 - Rio de Janeiro, RJ - Brasil	Internet	www.kpmg.com.br
Caixa Postal 2888
20001-970 - Rio de Janeiro, RJ - Brasil

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of

Vale S.A.

Rio de Janeiro - RJ

We have reviewed the accompanying condensed consolidated balance sheet of Vale S.A. (“the Company”) and its subsidiaries as of June 30, 2015 and the related condensed consolidated statements of (loss)/income, comprehensive (loss)/income and cash flows for the three-month and six-month periods ended on June 30, 2015 and 2014 and the condensed consolidated statements of changes in stockholders’ equity for the six-month period ended on June 30, 2015 and 2014. These condensed consolidated financial statements are responsibility of Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an audit opinion.

Based on our review, we are not aware of any material modification that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Vale S.A. and its subsidiaries as of December 31, 2014 and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the year then ended, and in our report dated February 25, 2015, we expressed an unqualified opinion on those consolidated financial statements.

KPMG Auditores Independentes

Rio de Janeiro, Brazil

July 29, 2015

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Condensed Consolidated Balance Sheet

In millions of United States dollars

	Notes		June 30, 2015	December 31, 2014
	(unaudited)
Assets
Current assets
Cash and cash equivalents	8		3,158	3,974
Financial investments			106	148
Derivative financial instruments	24		244	166
Accounts receivable	9		2,788	3,275
Related parties	31		392	579
Inventories	10		4,429	4,501
Prepaid income taxes			1,147	1,581
Recoverable taxes	11		1,554	1,700
Others			642	670
			14,460	16,594

Non-current assets held for sale	6		3,607	3,640
			18,067	20,234
Non-current assets
Related parties	31		21	35
Loans and financing			220	229
Judicial deposits	18	(c)	1,063	1,269
Prepaid income taxes			422	478
Deferred income taxes	20		4,300	3,976
Recoverable taxes	11		669	401
Derivative financial instruments	24		25	87
Others			736	705
			7,456	7,180

Investments	12		4,208	4,133
Intangible assets, net	13		6,340	6,820
Property, plant and equipment, net	14		71,277	78,122
			89,281	96,255
Total			107,348	116,489

Condensed Consolidated Balance Sheet

In millions of United States dollars

(continued)

	Notes		June 30, 2015	December 31, 2014
	(unaudited)
Liabilities
Current liabilities
Suppliers and contractors			3,832	4,354
Payroll and related charges			526	1,163
Derivative financial instruments	24		837	1,416
Loans and financing	16		3,190	1,419
Related parties	31		194	306
Income taxes - Settlement program	19		411	457
Taxes payable and royalties			391	550
Provision for income taxes			178	353
Employee postretirement obligations	21	(a)	77	67
Asset retirement obligations	17		114	136
Redeemable noncontrolling interest			140	—
Others			315	405
			10,205	10,626

Liabilities associated with non-current assets held for sale	6		154	111
			10,359	10,737
Non-current liabilities
Derivative financial instruments	24		2,285	1,610
Loans and financing	16		26,583	27,388
Related parties	31		94	109
Employee postretirement obligations	21	(a)	2,061	2,236
Provisions for litigation	18	(a)	1,147	1,282
Income taxes - Settlement program	19		5,071	5,863
Deferred income taxes	20		3,089	3,341
Asset retirement obligations	17		3,033	3,233
Participative stockholders’ debentures	30	(b)	852	1,726
Redeemable noncontrolling interest			—	243
Deferred revenue - Gold stream	29		1,806	1,323
Others			1,097	1,077
			47,118	49,431
Total liabilities			57,477	60,168

Stockholders’ equity	25
Preferred class A stock — 7,200,000,000 no-par-value shares authorized and 2,027,127,718 shares issued			23,089	23,089
Common stock — 3,600,000,000 no-par-value shares authorized and 3,217,188,402 shares issued			38,525	38,525
Treasury stock — 59,405,792 preferred and 31,535,402 common shares			(1,477)	(1,477)
Results from operations with noncontrolling stockholders			(453)	(449)
Results on conversion of shares			(152)	(152)
Unrealized fair value gain (losses)			(1,316)	(1,713)
Cumulative translation adjustments			(24,110)	(22,686)
Profit reserves			14,694	19,985
Total company stockholders’ equity			48,800	55,122
Noncontrolling stockholders’ interests			1,071	1,199
Total stockholders’ equity			49,871	56,321
Total liabilities and stockholders’ equity			107,348	116,489

The accompanying notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Income

In millions of United States dollars, except as otherwise stated

			(unaudited)
			Three-months period ended		Six-months period ended
	Notes		June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Net operating revenue	26	(c)	6,965	9,902	13,205	19,405
Cost of goods sold and services rendered	27	(a)	(5,186)	(6,081)	(10,354)	(11,671)
Gross profit			1,779	3,821	2,851	7,734

Operating (expenses) income
Selling and administrative expenses	27	(b)	(159)	(237)	(354)	(519)
Research and evaluation expenses			(118)	(160)	(237)	(305)
Pre operating and stoppage operation			(259)	(264)	(523)	(512)
Other operating expenses, net	27	(c)	(203)	(165)	(157)	(382)
			(739)	(826)	(1,271)	(1,718)
Impairment of non-current assets	15		—	(774)	—	(774)
Gain (loss) on measurement or sale of non-current assets	6 and 7		(55)	—	138	—
Operating income			985	2,221	1,718	5,242

Financial income	28		1,471	1,208	3,819	2,547
Financial expenses	28		(939)	(1,267)	(7,797)	(2,457)
Equity results from joint ventures and associates	12		218	244	(53)	439
Results on sale or disposal of investments from joint ventures and associates	6 and 7		79	(18)	97	(18)
Net income (loss) before income taxes			1,814	2,388	(2,216)	5,753

Income taxes	20
Current tax			(67)	(551)	(137)	(1,479)
Deferred tax			(118)	(452)	812	(513)
			(185)	(1,003)	675	(1,992)
Net income (loss)			1,629	1,385	(1,541)	3,761
Loss attributable to noncontrolling stockholders’ interests			(46)	(43)	(98)	(182)
Net income (loss) attributable to the Company’s stockholders			1,675	1,428	(1,443)	3,943

Earnings per share attributable to the Company’s stockholders:
Basic and diluted earnings per share:	25	(b)
Preferred share (US$)			0.33	0.28	(0.28)	0.77
Common share (US$)			0.33	0.28	(0.28)	0.77

The accompanying notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Comprehensive Income

In millions of United States dollars

	(unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Net income (loss)	1,629	1,385	(1,541)	3,761
Other comprehensive income
Items that will not be reclassified subsequently to income
Cumulative translation adjustments	1,591	1,887	(7,903)	4,198

Retirement benefit obligations
Gross balance for the period	94	82	(7)	106
Effect of taxes	(27)	(18)	23	(21)
Equity results from joint ventures and associates, net taxes	—	—	—	1
	67	64	16	86
Total items that will not be reclassified subsequently to income	1,658	1,951	(7,887)	4,284

Items that will be reclassified subsequently to income
Cumulative translation adjustments
Gross balance for the period	(880)	(608)	3,713	(2,373)

Cash flow hedge
Gross balance for the period	281	69	541	65
Effect of taxes	(3)	(7)	(3)	(4)
Equity results from joint ventures and associates, net taxes	—	3	(2)	3
Transfer of realized results to income, net of taxes	(98)	(15)	(243)	(31)
	180	50	293	33
Total of items that will be reclassified subsequently to income	(700)	(558)	4,006	(2,340)
Total comprehensive income (loss)	2,587	2,778	(5,422)	5,705
Comprehensive loss attributable to noncontrolling stockholders’ interests	(48)	(33)	(104)	(174)
Comprehensive income (loss) attributable to the Company’s stockholders	2,635	2,811	(5,318)	5,879
	2,587	2,778	(5,422)	5,705

The accompanying notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Changes in Stockholders’ Equity

In millions of United States dollars

	Six-months period ended
	Capital	Results on conversion of shares	Results from operation with noncontrolling stockholders	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
December 31, 2013	60,578	(152)	(400)	29,566	(4,477)	(1,202)	(20,588)	—	63,325	1,611	64,936
Net income (loss)	—	—	—	—	—	—	—	3,943	3,943	(182)	3,761
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	86	—	—	86	—	86
Cash flow hedge	—	—	—	—	—	33	—	—	33	—	33
Translation adjustments	—	—	—	2,561	—	(30)	(898)	184	1,817	8	1,825
Contribution and distribution to stockholders:
Acquisitions and disposal of participation of noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(248)	(248)
Capitalization of reserves	1,036	—	—	(1,036)	—	—	—	—	—	—	—
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	65	65
Cancellation of treasury stock	—	—	—	(3,000)	3,000	—	—	—	—	—	—
Dividends of noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(6)	(6)
Dividends and interest on capital of Company’s stockholders	—	—	—	—	—	—	—	(2,100)	(2,100)	—	(2,100)
June 30, 2014 (unaudited)	61,614	(152)	(400)	28,091	(1,477)	(1,113)	(21,486)	2,027	67,104	1,248	68,352

	Six-months period ended
	Capital	Results on conversion of shares	Results from operation with noncontrolling stockholders	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
December 31, 2014	61,614	(152)	(449)	19,985	(1,477)	(1,713)	(22,686)	—	55,122	1,199	56,321
Loss	—	—	—	—	—	—	—	(1,443)	(1,443)	(98)	(1,541)
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	16	—	—	16	—	16
Cash flow hedge	—	—	—	—	—	293	—	—	293	—	293
Translation adjustments	—	—	—	(2,875)	—	88	(1,424)	27	(4,184)	(6)	(4,190)
Contribution and distribution to stockholders:
Acquisitions and disposal of participation of noncontrolling stockholders	—	—	(4)	—	—	—	—	—	(4)	(35)	(39)
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	16	16
Dividends of noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(5)	(5)
Dividends and interest on capital of Company’s stockholders	—	—	—	(1,000)	—	—	—	—	(1,000)	—	(1,000)
June 30, 2015 (unaudited)	61,614	(152)	(453)	16,110	(1,477)	(1,316)	(24,110)	(1,416)	48,800	1,071	49,871

The accompanying notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Cash Flow

In millions of United States dollars

	(unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Cash flow from operating activities:
Net income (loss)	1,629	1,385	(1,541)	3,761
Adjustments for:
Equity results from joint ventures and associates	(218)	(244)	53	(439)
Loss (gain) on measurement or sale of non-current assets	55	—	(138)	—
Results on sale or disposal of investments of joint ventures and associates	(79)	18	(97)	18
Gain on disposal of property, plant and equipment and intangibles	(15)	—	(230)	—
Impairment of non-current assets	—	774	—	774
Depreciation, amortization and depletion	988	901	2,023	1,927
Deferred income taxes	118	452	(812)	513
Foreign exchange and indexation, net	(374)	(163)	2,916	(474)
Unrealized derivative loss (gain), net	(249)	(282)	554	(477)
Participative stockholders’ debentures	(361)	268	(636)	290
Others	47	(20)	(301)	(10)
Decrease (increase) in assets:
Accounts receivable	(474)	(28)	343	1,794
Inventories	(89)	211	100	(600)
Recoverable taxes	(332)	413	(481)	1,178
Others	116	65	57	118
Increase (decrease) in liabilities:
Suppliers and contractors	214	72	(173)	92
Payroll and related charges	(10)	205	(577)	(389)
Taxes and contributions	(54)	309	94	210
Deferred revenue - Gold stream	—	—	532	—
Income taxes - Settlement program	32	46	67	93
Others	52	213	(226)	299
Net cash provided by operating activities	996	4,595	1,527	8,678

Cash flow from investing activities:
Financial investments redeemed	107	—	252	1
Loans and advances received (granted)	(13)	165	(18)	68
Guarantees and deposits granted	(22)	(16)	(48)	(48)
Additions to investments	(36)	(76)	(46)	(197)
Acquisition of subsidiary (note 7(b))	—	—	(90)	—
Additions to property, plant and equipment and intangible	(2,111)	(2,712)	(4,311)	(5,095)
Dividends and interest on capital received from joint ventures and associates	185	208	212	219
Proceeds from disposal of assets and investments	454	317	561	317
Proceeds from gold stream transaction	—	—	368	—
Net cash used in investing activities	(1,436)	(2,114)	(3,120)	(4,735)

Cash flow from financing activities:
Loans and financing
Additions	1,542	10	2,884	661
Repayments	(585)	(237)	(886)	(531)
Repayments to stockholders:
Dividends and interest on capital paid to stockholders	(1,000)	(2,100)	(1,000)	(2,100)
Dividends and interest on capital attributed to noncontrolling stockholders	(9)	—	(12)	—
Transactions with noncontrolling stockholders	(40)	—	(40)	—
Net cash provided by (used in) financing activities	(92)	(2,327)	946	(1,970)

Increase (decrease) in cash and cash equivalents	(532)	154	(647)	1,973
Cash and cash equivalents in the beginning of the period	3,684	7,182	3,974	5,321
Effect of exchange rate changes on cash and cash equivalents	6	(271)	(169)	(229)
Cash and cash equivalents at end of the period	3,158	7,065	3,158	7,065

Cash paid during the period for (i):
Interest on loans and financing	(305)	(345)	(776)	(798)
Income taxes	(74)	(67)	(318)	(226)
Income taxes - Settlement program	(103)	(128)	(209)	(247)
Derivatives received (paid), net	(102)	86	(759)	103
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	177	178	373	193

(i) Amounts paid are classified as cash flows from operating activities.

The accompanying notes are an integral part of these interim financial statements.

Selected Notes to Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

1.            Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered at 26, Av. Graça Aranha, Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo (“BM&F BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”).

Vale S.A. and its direct and indirect subsidiaries (“Vale”, “Group” or “Company”) are principally engaged in the research, production and sale of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, ferroalloys, cobalt, platinum group metals and precious metals. The Company also operates in the segments of energy and steel. The information by segment is presented in note 26.

2.             Summary of the main accounting practices and accounting estimates

a)            Basis of presentation

The consolidated interim financial statements of the Company (“interim financial statements”) have been prepared in accordance with IAS 34 Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”).

The interim financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of held for trading financial instruments measured at fair value through the statement of income or available-for-sale financial instruments measured at fair value through the statement of comprehensive income; and (ii) impairment of assets.

These interim financial statements have been reviewed, not audited. However, principles, estimates, accounting practices, measurement methods and standards adopted are consistent with those presented on the financial statements for the year ended December 31, 2014. These interim financial statements were prepared by Vale to update users about relevant information presented in the period and should be read in conjunction with the financial statements for the year ended December 31, 2014.

The Company evaluated subsequent events through July 29, 2015, which is the date the interim financial statements were approved by the Board of Directors.

b)            Functional currency and presentation currency

The interim financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“BRL” or “R$”). For presentation purposes, these interim financial statements are presented in United States dollar (“USD” or “US$”) as the Company believes that this is how international investors analyze the interim financial statements.

Operations in other currencies are translated into the functional currency using the actual exchange rates in force on the respective transactions dates. The foreign exchange gains and losses resulting from the translation at the exchange rates in force at the end of the period are recognized in the statement of income as financial expense or financial income. The exceptions are transactions for which gains and losses are recognized in the comprehensive income.

The statement of income and balance sheet of the Group’s entities which functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) assets, liabilities and stockholders’ equity (except components described in item (iii)) are translated at the closing rate at the balance sheet date; (ii) income and expenses are translated at the average exchange rates, except for specific transactions that, considering their significance, are translated at the rate at the transaction date and; (iii) capital, capital reserves and treasury stock are translated at the rate at the date of each transaction. All resulting exchange differences are recognized in comprehensive income as cumulative translation adjustment, and transferred to the statement of income when the operations are realized.

The exchange rates of the major currencies that impact the operations are as follows:

	Exchange rates used for conversions into R$
	Closing rate as of		Average rate for the six-months period ended
	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2014
	(unaudited)		(unaudited)	(unaudited)
US dollar (“US$”)	3.1026	2.6562	2.9715	2.2974
Canadian dollar (“CAD”)	2.4877	2.2920	2.4060	2.0954
Australian dollar (“AUD”)	2.3906	2.1765	2.3228	2.1008
Euro (“EUR” or “€”)	3.4603	3.2270	3.3111	3.1485

3.             Critical accounting estimates and judgment

The critical accounting estimates and judgment are the same as those adopted when preparing the financial statements for the year ended December 31, 2014.

4.             Accounting standards issued but not yet effective

The standards and interpretations issued by IASB but not yet effective are disclosed below:

IFRS 9 Financial instruments - In July 2014 the IASB issued IFRS 9 — Financial instruments, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This Standard replaces IAS 39 Financial Instruments: Recognition and Measurement. The adoption will be required from January 1, 2018 and the Company is currently analyzing potential impacts regarding this pronouncement on the financial statements.

IFRS 15 Revenue from contracts with customers - In May 2014 the IASB issued IFRS 15 statement - Revenue from Contracts with customers, sets out the requirements for revenue recognition that apply to all contracts with customer (except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments), and replaces the current pronouncements IAS 18 - revenue, IAS 11 - Construction contracts and interpretations related to revenue recognition. The principle core in that framework is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The adoption will be required from January 1, 2018 and the Company is currently analyzing potential impacts regarding this pronouncement on the financial statements.

5.             Risk management

There was no significant change in relation to risk management policies disclosed in the financial statements for the year ended December 31, 2014.

6.             Non-current assets and liabilities held for sale

	June 30, 2015	December 31, 2014
	Nacala	Energy	Nacala	Total
	(unaudited)
Non-current assets held for sale
Accounts receivable	2	—	8	8
Other current assets	176	—	157	157
Investments	—	88	—	88
Intangible assets, net	21	—	—	—
Property, plant and equipment, net	3,408	477	2,910	3,387
Total assets	3,607	565	3,075	3,640

Liabilities associated with non-current assets held for sale
Suppliers and contractors	139	—	54	54
Other current liabilities	15	—	57	57
Total liabilities	154	—	111	111
Net assets held for sale	3,453	565	2,964	3,529

Nacala logistic corridor (“Nacala”)

In December 2014, the Company signed an agreement with Mitsui & Co., Ltd. (“Mitsui”) to sell 50% of its stake of 70% in the Nacala corridor, Nacala is a combination of railroad and port concessions under construction located in Mozambique and Malawi.

After completion of the transaction, Vale will share control of Nacala with Mitsui and therefore will not consolidate the assets, liabilities and results of those entities. The net assets were transferred to assets held for sale with no impact in the statement of income.

Energy generation assets

In December 2013, the Company signed agreements with CEMIG Geração e Transmissão S.A. (“CEMIG GT”), as follows:

(a) A new entity Aliança Norte Participações S.A., was incorporated and Vale contributed its 9% investment in Norte Energia S.A. (“Norte Energia”), which is the company in charge of construction and operation of the Belo Monte Hydroelectric facility. Vale committed to sell 49% and share control of the new entity to CEMIG GT. In the first quarter of 2015, after receiving all regulatory approvals and other customary precedent conditions the Company concluded the transaction and received cash proceeds of US$97, recognizing a gain of US$18 as result on sale or disposal of investment from joint ventures and associates in the statement of income.

(b) A new entity Aliança Geração de Energia S.A. (“Aliança Geração”) was incorporated and Vale committed to contribute its shares over several power generation assets which use to supply energy for the Company’s operations. In exchange CEMIG GT committed to contribute its stakes in some of its power generation assets.  In the first quarter of 2015, after receiving all regulatory approvals and other customary precedent conditions, the exchange of assets was completed and Vale holds 55% and shares control of the new entity with CEMIG GT. A long term contract was signed between Vale and Aliança Geração for the energy supply. Due to the completion of this transaction, the Company (i) derecognized the assets held for sale related to this transaction; (ii) recognized as investment its share in the joint venture Aliança Geração; and (iii) recognized US$193 in the income statement as gain (loss) on measurement or sales of non-current asset based on the fair value of the assets transferred by CEMIG GT. This transaction has no cash proceeds or disbursements.

7.             Acquisitions and divestitures

In July 29, 2015 (subsequent event), the Company signed a Contract of Purchase and Sale of Shares with Fundo de Investimento em Participações Multisetorial Plus II (“FIP Multisetorial”), whose shares are held by Banco Bradesco BBI S.A., through which it promised to sell class A preferred shares, representing 36.4% of the share capital of Minerações Brasileiras Reunidas S.A. (“MBR”), for R$4 billion, subject to the condition precedent of a prior approval of the sell by the Conselho Administrativo de Defesa Econômica (“CADE”). MBR is a subsidiary of which Vale holds, directly and indirectly, 98.9% of the total capital.

After the completion of the transaction, the Company will keep a stake of 62.5% of the total capital of MBR and will maintain its stake in ordinary capital at 98.9%. The participation and rights of the new shareholder will be recognized as noncontrolling stockholders’ equity.

Vale will also hold a call option on FIP Multisetorial’s shares with a right to exercise it in the period that ranges from the beginning of the 3rd year until the end of the 10th year (inclusive) from the completion of the transaction. FIP multisetorial may sell its shares to third parties after the 8th year following the completion of the transaction, in which case, Vale may exercise its pre-emptive rights to purchase the shares at the price and conditions presented by the potential buyer.

a)        Divestiture of VBG-Vale BSGR Limited (“VBG”)

VBG is the holding company which held the Simandou mining rights located in Guinea. In April 2014, the Government of Guinea revoked VBG mining rights, without any finding of wrongdoing by Vale. During 2014, as a result of the loss of the mining rights, Vale recognized full impairment of the assets related to VBG. During the first quarter of 2015, the Company sold its stake in VBG to its partner in the project and kept the right to any recoverable amount it may derive from the Simandou project. The transaction had no impact on cash or in the statement of income.

b)        Acquisition of Facon Construção e Mineração S.A. (“Facon”)

During the first quarter of 2015, the Company acquired all shares of Facon, a wholly owned subsidiary of Fagundes Construção e Mineração S.A. (“FCM”). FCM is a logistic service provider for Vale Fertilizantes S.A. The Facon business was carved out from FCM with assets and liabilities directly related to the fertilizer business being transferred to Vale Fertilizantes S.A. The purchase price allocation based on the fair value of acquired assets and liabilities was calculated based on studies performed by the Company. Subsequently, Facon was merged into Vale Fertilizantes S.A.

June 30, 2015 (unaudited)
Purchase price	90
Book value of property, plant and equipment	77
Book value of other assets acquired and liabilities assumed, net	(69)
Adjustment to fair value of property, plant and equipment and mining rights	43
Goodwill	39

c)                                      Divestiture of shipping assets

In the second quarter of 2015, the Company and China Ocean Shipping Company (“Cosco”), the largest dry bulk carrier in China and one of the largest dry bulk shipping operators worldwide, completed the sale of four very large ore carriers with capacity of 400,000 tons. The Company received cash proceeds of US$445 and recognized a loss of US$55 as gain (loss) on measurement or sale of non-current assets.

d)                                     Divestiture of Shandong Yankuang International Coking Co., Ltd. (“Yankuang”)

In the second quarter of 2015, the Company concluded the sale of its participation in Yankuang, a producer of coke, methanol and other products. In this transaction, Vale recognized a gain of US$79 as results on sale or disposal of investments from joint ventures and associates.

e)                                      Divestiture of Vale Florestar Fundo de Investimento em Participações (“Vale Florestar”)

In the second quarter of 2014, the Company signed an agreement with a subsidiary of Suzano Papel e Celulose S.A. for the sale of its entire stake in Vale Florestar. A loss on this transaction of US$18 was recorded as results on sale or disposal of investments from joint ventures and associates in 2014.

8.             Cash and cash equivalents

	June 30, 2015	December 31, 2014
	(unaudited)
Cash and bank deposits	1,806	2,109
Short-term investments	1,352	1,865
	3,158	3,974

Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of changes in value. They are readily convertible to cash, part in R$, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”) and part denominated in US$, mainly time deposits.

9.             Accounts receivable

	June 30, 2015	December 31, 2014
	(unaudited)
Ferrous minerals	1,891	2,155
Coal	65	122
Base metals	636	777
Fertilizers	134	136
Others	135	172
	2,861	3,362

Provision for doubtful debts	(73)	(87)
	2,788	3,275

Accounts receivable related to the steel sector represented 75.06% and 77.97% of total receivables on June 30, 2015 and December 31, 2014, respectively.

No individual customer represents over 10% of receivables or revenues.

The provision for doubtful debts recorded in the consolidated statement of income for the three-months period ended on June 30, 2015 and 2014 totaled US$1 and US$21 and for the six-months period ended on June 30, 2015 and 2014 totaled US$1 and US$(2), respectively. The Company recognized write-offs for the three-months period ended on June 30, 2015 and 2014 in the amount of US$0 and US$42 and for the six-months period ended totaled US$7 and US$44, respectively.

10.          Inventories

	June 30, 2015	December 31, 2014
	(unaudited)
Product inventory

Ferrous minerals
Iron ore	1,134	1,110
Pellets	135	187
Manganese and ferroalloys	65	69
	1,334	1,366

Coal	154	155

Base metals
Nickel and other products	1,333	1,435
Copper	31	26
	1,364	1,461
Fertilizers
Potash	21	12
Phosphates	371	309
Nitrogen	25	23
	417	344
Other products	4	4
Total product inventory	3,273	3,330

Consumable inventory	1,156	1,171
Total	4,429	4,501

As at June 30, 2015 product inventory is stated net of provisions for nickel, coal, phosphate and pig iron in the amount of US$49 (US$19 as of December 31, 2014), US$345 (US$285 as of December 31, 2014), US$4 (US$0 as of December 31, 2014) and US$1 (US$0 as of December 31, 2014), respectively.

Changes in inventories are as follows:

	(unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Product inventory
Balance at beginning of the period	2,938	3,446	3,330	2,896
Production and acquisition	4,694	5,121	(9,258)	10,230
Transfer from consumable inventory	622	804	1,347	1,594
Cost of goods sold	(5,047)	(5,863)	(10,069)	(11,189)
Provision for market value adjustment	(32)	(17)	(95)	(150)
Translation adjustments	98	95	(498)	205
Balance at end of the period	3,273	3,586	3,273	3,586

	(unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Consumable inventory
Balance at beginning of the period	1,126	1,308	1,171	1,229
Acquisition	615	859	1,508	1,683
Transfer to product inventory	(622)	(804)	(1,347)	(1,594)
Transfer to held for sale	(1)	—	(1)	—
Translation adjustments	38	37	(175)	82
Balance at end of the period	1,156	1,400	1,156	1,400

11.          Recoverable taxes

Recoverable taxes are presented net of provisions for losses on tax credits.

	June 30, 2015	December 31, 2014
	(unaudited)
Value-added tax	934	1,057
Brazilian federal contributions	1,265	1,010
Others	24	34
Total	2,223	2,101

Current	1,554	1,700
Non-current	669	401
Total	2,223	2,101

12.          Investments

Changes in investments are as follows:

	(unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Balance at beginning of the period	3,812	5,315	4,133	3,584
Aquisitions (i)	—	—	579	—
Additions	8	68	18	189
Disposals (ii)	79	—	79	—
Transfer due to acquisition of control	—	—	—	79
Translation adjustment	110	115	(495)	236
Equity results on statement of income	218	244	(53)	439
Equity results on statement of comprehensive income	(1)	—	(3)	2
Dividends declared	(56)	(536)	(83)	(578)
Other transfers	38	—	38	—
Transfer to held for sale - Others	—	(98)	(5)	(98)
Transfer to held for sale - VLI S.A.	—	—	—	1,255
Balance at end of the period	4,208	5,108	4,208	5,108

(i) Refers to Aliança Geração de Energia S.A., see note 6.
(ii) Refers to Shandong Yankuang International Coking Co., Ltd., see note 7(d).

Investments (continued)

			Investments		Equity results (unaudited)				Received dividends (unaudited)
		% voting	As of		Three-months period ended		Six-months period ended		Three-months period ended		Six-months period ended
Joint ventures and associates	% ownership	capital	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
			(unaudited)
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	23	16	—	—	1	1	—	—	—	—
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	68	86	7	8	11	16	11	9	11	9
Companhia Hispano-Brasileira de Pelotização (i)	50.89	51.00	66	80	2	5	6	8	3	—	16	11
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	59	61	5	4	10	8	—	5	13	5
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	117	142	13	21	24	34	17	28	17	28
Minas da Serra Geral S.A.	50.00	50.00	16	20	(1)	(2)	(1)	(1)	—	—	—	—
MRS Logística S.A.	47.59	46.75	451	510	15	21	24	35	—	—	—	—
Samarco Mineração S.A.	50.00	50.00	127	200	126	177	(47)	351	146	166	146	166
VLI S.A.	37.60	37.60	961	1,109	22	19	19	19	8	—	8	—
Zhuhai YPM Pellet Co.	25.00	25.00	25	24	—	—	—	—	—	—	—	—
Others			—	—	—	—	—	(1)	—	—	1	—
			1,913	2,248	189	253	47	470	185	208	212	219
Coal
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	364	355	3	8	3	20	—	—	—	—

Base metals
Korea Nickel Corp.	25.00	25.00	19	21	(1)	—	(2)	—	—	—	—	—
Teal Minerals Inc.	50.00	50.00	172	194	(17)	(7)	(21)	(12)	—	—	—	—
			191	215	(18)	(7)	(23)	(12)	—	—	—	—
Others
Aliança Geração de Energia S.A. (i)	55.00	55.00	605	—	18	—	19	—	—	—	—	—
Aliança Norte Energia Participações S.A. (i)	51.00	51.00	91	—	—	—	2	—	—	—	—	—
California Steel Industries, Inc.	50.00	50.00	190	184	(9)	6	(14)	8	—	—	—	—
Companhia Siderúrgica do Pecém (ii)	50.00	50.00	558	725	54	(6)	(66)	(9)	—	—	—	—
Mineração Rio Grande do Norte S.A.	40.00	40.00	87	91	13	2	10	8	—	—	—	—
Norte Energia S.A. (ii) (iii)	—	—	—	91	—	—	—	—	—	—	—	—
Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd.	26.87	26.87	113	205	(31)	(10)	(31)	(28)	—	—	—	—
Others			96	19	(1)	(2)	—	(18)	—	—	—	—
			1,740	1,315	44	(10)	(80)	(39)	—	—	—	—
Total			4,208	4,133	218	244	(53)	439	185	208	212	219

(i)        Although the Company held majority of the voting capital, the entities are accounted under equity method due to existing veto rights held by other stockholders.

(ii)     Pre-operational stage.

(iii)  The Company’s interest in Norte Energia S.A. is indirectly owned by Aliança Norte Energia Participações S.A. (note 6).

13.                               Intangible assets

	June 30, 2015 (unaudited)			December 31, 2014
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	3,464	—	3,464	3,760	—	3,760

Finite useful life
Concessions	3,248	(1,102)	2,146	3,421	(1,208)	2,213
Right of use	517	(263)	254	518	(221)	297
Software	1,247	(771)	476	1,356	(806)	550
	5,012	(2,136)	2,876	5,295	(2,235)	3,060
Total	8,476	(2,136)	6,340	9,055	(2,235)	6,820

Changes in intangible assets are as follows:

	Three-months period ended (unaudited)
	Goodwill	Concessions	Right of use	Software	Total
Balance on March 31, 2014	4,176	2,116	241	561	7,094
Additions	—	77	—	1	78
Amortization	—	(106)	(1)	(35)	(142)
Translation adjustment	109	57	1	16	183
Balance on June 30, 2014	4,285	2,144	241	543	7,213

	Three-months period ended (unaudited)
	Goodwill	Concessions	Right of use	Software	Total
Balance on March 31, 2015	3,394	1,892	257	483	6,026
Additions	—	236	—	17	253
Disposals	—	(4)	—	—	(4)
Amortization	—	(40)	(11)	(42)	(93)
Translation adjustment	70	62	8	18	158
Balance on June 30, 2015	3,464	2,146	254	476	6,340

	Six-months period ended
	Goodwill	Concessions	Right of use	Software	Total
Balance on December 31, 2013	4,140	1,907	253	571	6,871
Additions	—	261	—	6	267
Disposals	—	(3)	—	—	(3)
Amortization	—	(151)	(8)	(49)	(208)
Translation adjustment	145	130	(4)	15	286
Balance on June 30, 2014 (unaudited)	4,285	2,144	241	543	7,213

	Six-months period ended
	Goodwill	Concessions	Right of use	Software	Total
Balance on December 31, 2014	3,760	2,213	297	550	6,820
Additions	—	358	—	91	449
Disposals	—	(17)	—	—	(17)
Amortization	—	(82)	(22)	(86)	(190)
Translation adjustment	(335)	(326)	(21)	(79)	(761)
Acquisition of subsidiary (note 7(b))	39	—	—	—	39
Balance on June 30, 2015 (unaudited)	3,464	2,146	254	476	6,340

14.                               Property, plant and equipment

	June 30, 2015 (unaudited)			December 31, 2014
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	999	—	999	1,069	—	1,069
Buildings	14,663	(2,599)	12,064	14,144	(2,490)	11,654
Facilities	15,135	(5,048)	10,087	15,749	(4,936)	10,813
Equipment	14,461	(5,082)	9,379	14,381	(5,094)	9,287
Mineral properties	19,091	(5,948)	13,143	20,965	(6,036)	14,929
Others	14,549	(4,219)	10,330	14,888	(3,934)	10,954
Construction in progress	15,275	—	15,275	19,416	—	19,416
	94,173	(22,896)	71,277	100,612	(22,490)	78,122

Property, plant and equipment (net book value) pledged to secure judicial claims on June 30, 2015 and December 31, 2014 were to US$52 and US$63, respectively.

Changes in property, plant and equipment are as follows:

	Three-months period ended
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on March 31, 2014	1,103	8,184	12,514	8,407	16,198	11,119	26,237	83,762
Additions (i)	—	—	—	—	—	—	2,812	2,812
Disposals	—	(38)	—	(1)	(30)	(2)	(97)	(168)
Depreciation and amortization	—	(207)	(47)	(296)	(171)	(98)	—	(819)
Impairment (note 15)	—	—	(1)	—	(767)	(2)	(4)	(774)
Translation adjustment	27	54	(490)	260	135	(304)	1,014	696
Transfers	33	274	416	472	983	430	(2,608)	—
Balance on June 30, 2014	1,163	8,267	12,392	8,842	16,348	11,143	27,354	85,509

	Three-months period ended
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on March 31, 2015	923	11,342	9,820	8,966	12,675	9,981	16,001	69,708
Additions (i)	—	—	—	—	—	—	1,710	1,710
Disposals	—	—	(6)	(15)	—	(512)	—	(533)
Depreciation and amortization	—	(142)	(186)	(268)	(243)	(181)	—	(1,020)
Translation adjustment	24	94	198	66	268	173	589	1,412
Transfers	52	770	261	630	443	869	(3,025)	—
Balance on June 30, 2015	999	12,064	10,087	9,379	13,143	10,330	15,275	71,277

(i) Includes interest capitalized and ARO, see cash flow.

	Six-months period ended
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2013	945	7,785	10,937	8,404	16,276	10,519	26,799	81,665
Additions (i)	—	—	—	—	—	—	5,021	5,021
Disposals	—	(48)	(2)	(5)	(90)	(31)	(116)	(292)
Depreciation and amortization	—	(283)	(314)	(600)	(393)	(283)	—	(1,873)
Impairment (note 15)	—	—	(1)	—	(767)	(2)	(4)	(774)
Translation adjustment	127	246	(377)	287	39	210	1,230	1,762
Transfers	91	567	2,149	756	1,283	730	(5,576)	—
Balance on June 30, 2014 (unaudited)	1,163	8,267	12,392	8,842	16,348	11,143	27,354	85,509

	Six-months period ended
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2014	1,069	11,654	10,813	9,287	14,929	10,954	19,416	78,122
Additions (i)	—	—	—	—	—	—	3,807	3,807
Disposals	—	(5)	(7)	(20)	(151)	(518)	(2)	(703)
Depreciation and amortization	—	(277)	(394)	(576)	(460)	(379)	—	(2,086)
Translation adjustment	(132)	(1,529)	(1,360)	(869)	(1,161)	(1,112)	(1,820)	(7,983)
Transfers	62	2,221	1,035	1,556	(14)	1,266	(6,126)	—
Acquisition of subsidiary (note 7(b))	—	—	—	1	—	119	—	120
Balance on June 30, 2015 (unaudited)	999	12,064	10,087	9,379	13,143	10,330	15,275	71,277

(i) Includes interest capitalized and ARO, see cash flow.

15.                               Impairment

The Company did not identify any impairment indicators for the period ended June 30, 2015.

During the second quarter of 2014, the Company identified evidence and recognized impairment in relation to certain of the Company’s operations as presented below.

Property plant and equipment

i.                                         Coal

Australian assets

In May 2014, the Company announced that Integra and Isaac Plains mining complex, both in Australia, were put into care and maintenance since the operation is not economically feasible under current market conditions.  As a consequence, the Company recognized an impairment of US$274 in the second quarter of 2014.

ii.                                     Iron ore projects

VGB - Vale BSGR Limited

Vale’s former 51%-owned subsidiary VBG-Vale BSGR Limited (“VBG”) held iron ore concession rights in Simandou South (Zogota) and iron ore exploration permits in Simandou North (Blocks 1 & 2) in Guinea. On April 25, 2014 the government of Guinea revoked VBG’S mining concessions, based on the recommendation of a technical committee established pursuant to Guinean legislation. The decision was based on the allegations of fraudulent conduct in connection with the acquisition of licenses by BSGR (Vale´s former partner in VBG) more than one year before Vale had made any investment at VBG. The decision does not indicate any involvement by Vale and therefore does not prohibit Vale from participating in any future concession of the mining titles. Due to the uncertainties at that time US$500 was recognized as impairment. During the first quarter of 2015, the investment was sold (note 7a).

16.                               Loans and financing

a)                                    Total debt

	Current liabilities		Non-current liabilities
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
	(unaudited)		(unaudited)
Debt contracts in the international markets
Floating rates in:
US$	226	358	5,941	5,095
Others currencies	—	—	2	2
Fixed rates in:
US$	2,015	69	12,146	13,239
EUR	—	—	1,673	1,822
Accrued charges	290	334	—	—
	2,531	761	19,762	20,158
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	257	296	4,766	5,503
Basket of currencies and US$ indexed to LIBOR	245	211	1,498	1,364
Fixed rates in:
R$	56	48	557	363
Accrued charges	101	103	—	—
	659	658	6,821	7,230
	3,190	1,419	26,583	27,388

Below are the future flows of debt payments (principal and interest) per nature of funding:

	Bank loans (i)	Capital market (i)	Development agencies (i)	Debt principal (i)	Estimated future payments of interest (ii)
2015	978	—	407	1,385	714
2016	35	951	912	1,898	1,489
2017	186	1,212	1,004	2,402	1,400
2018	1,780	836	1,140	3,756	1,385
2019	511	1,000	1,310	2,821	1,209
2020	1,442	1,106	843	3,391	1,084
Between 2021 and 2025	1,311	3,286	2,072	6,669	3,367
2026 onwards	380	6,497	183	7,060	5,827
	6,623	14,888	7,871	29,382	16,475

(i)        Does not include accrued charges.

(ii)     Consists of estimated future payments of interest on loans, financings and debentures, calculated based on interest rate curves and foreign exchange rates applicable as of June 30, 2015 and considering that all amortization payments and payments at maturity on loans, financings and debentures will be made on their contracted payments dates. The amount includes the estimated values of future interest payments (not yet accrued), in addition to interest already recognized in the financial statements.

At June 30, 2015, the average annual interest rates by currency are as follows:

	Average interest rate (i)	Total debt
Loans and financing in US$	4.86%	22,079
Loans and financing in R$ (ii)	10.09%	5,728
Loans and financing in EUR (iii)	4.06%	1,701
Loans and financing in others currencies	6.36%	265
		29,773

(i)             In order to determine the average interest rate for debt contracts with floating rates, the Company used the last renegotiated rate at June 30, 2015.

(ii)          R$ denominated debt that bears interest at IPCA, CDI or TJLP, plus spread. For a total of US$4,445, the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 2.27% per year in US$.

(iii)       Eurobonds, for which the Company entered into derivatives to mitigate the exposure to the cash flow variations of the debt denominated in EUR, resulting in an average cost of 4.42% per year in US$.

b)                                     Credit lines

						Amounts drawn on
Type	Contractual currency	Date of agreement		Available for	Total amount	June 30, 2015	December 31, 2014
						(unaudited)
Revolving credit lines
Revolving credit facility	US$	May 2015		5 years	3,000	—	—
Revolving credit facility	US$	July 2013		5 years	2,000	—	—
Credit lines
Export-Import Bank of China and Bank of China Limited	US$	September 2010	(i)	13 years	1,229	1,076	1,062
BNDES	R$	April 2008	(ii)	10 years	2,353	1,787	1,568
Financing
BNDES - CLN 150	R$	September 2012	(iii)	10 years	1,252	1,120	1,076
BNDES - Tecnored 3.5%	R$	December 2013	(iv)	8 years	44	30	24
BNDES - S11D e S11D Logística	R$	May 2014	(v)	10 years	1,986	806	602

(i)	Acquisition of twelve large ore carriers from Chinese shipyards.
(ii)	Memorandum of understanding signature date, however term is considered from the signature date of each contract amendment.
(iii)	Capacitação Logística Norte 150 Project (“CLN 150”).
(iv)	Support to Tecnored’s investment plan from 2013 to 2015.
(v)	Iron ore project S11D and S11D Logistica implementation.

Total amounts and amounts disbursed, when not contracted in the reporting currency, are affected by exchange rate variation.

c)                                      Guarantees

As of June 30, 2015 and December 31, 2014 financing and loans in the amount of US$1,173 and US$1,312, respectively, are secured by property, plant and equipment and receivables.

17.                               Asset retirement obligations

The Company applies judgment and assumptions when measuring its asset retirement obligation. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

The long term interest rates used to discount these obligations to present value and to update the provisions at June 30, 2015 was of 5.51% p.a. in Brazil, 2.05% p.a. in Canada and between 1.61% - 8.81% p.a. for the others locations.

Changes in asset retirement obligations are as follows:

	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Balance at beginning of the period	3,012	2,793	3,369	2,644
Interest expense	84	40	155	107
Settlements	(25)	(7)	(48)	(11)
Revisions on cash flows estimates	4	(30)	11	22
Translation adjustment	72	75	(340)	109
Balance at end of the period	3,147	2,871	3,147	2,871

Current	114	162	114	162
Non-current	3,033	2,709	3,033	2,709
	3,147	2,871	3,147	2,871

18.                               Litigation

a)                                     Provision for litigation

Vale is party to labor, civil, tax and other ongoing lawsuits, at administrative and court levels. Provisions for losses resulting from lawsuits are estimated and updated by the Company, based by legal consultants.

Changes in provision for litigation are as follows:

	Three-months period ended (unaudited)
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on March 31, 2014	348	216	767	42	1,373
Additions	58	4	56	—	118
Reversals	—	(15)	(34)	—	(49)
Payments	(6)	(3)	(7)	(2)	(18)
Indexation and interest	—	18	25	—	43
Translation adjustment	6	5	22	1	34
Balance on June 30, 2014	406	225	829	41	1,501

	Three-months period ended (unaudited)
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on March 31, 2015	305	114	596	72	1,087
Additions	13	31	37	—	81
Reversals	(6)	(19)	(15)	—	(40)
Payments	(5)	(1)	(22)	(5)	(33)
Indexation and interest	8	2	9	1	20
Translation adjustment	7	4	20	1	32
Balance on June 30, 2015	322	131	625	69	1,147

	Six-months period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2013	330	209	709	28	1,276
Additions	98	13	109	18	238
Reversals	(27)	(24)	(58)	(4)	(113)
Payments	(7)	(6)	(13)	(2)	(28)
Indexation and interest	(4)	20	35	(4)	47
Translation adjustment	16	13	47	5	81
Balance on June 30, 2014 (unaudited)	406	225	829	41	1,501

	Six-months period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2014	366	118	706	92	1,282
Additions	158	46	72	—	276
Reversals	(180)	(30)	(42)	—	(252)
Payments	(3)	(1)	(26)	(20)	(50)
Indexation and interest	17	15	16	4	52
Translation adjustment	(36)	(17)	(101)	(7)	(161)
Balance on June 30, 2015 (unaudited)	322	131	625	69	1,147

b)                                     Contingent liabilities

Contingent liabilities consist of administrative and judicial claims, which expectation of loss is classified as possible, and for which the recognition of a provision is not considered necessary by the Company, based on legal support.

	June 30, 2015	December 31, 2014
	(unaudited)
Tax litigations	6,261	6,094
Civil litigations	1,372	1,406
Labor litigations	2,087	1,955
Environmental litigations	1,269	1,122
Total	10,989	10,577

c)                                      Judicial deposits

In addition to the provisions and contingent liabilities, the Company is required by law to make judicial deposits to secure a potential adverse outcome of certain lawsuits. These court-ordered deposits are monetarily adjusted and reported as non-current assets until a judicial decision to draw the deposit occurs.

	June 30, 2015	December 31, 2014
	(unaudited)
Tax litigations	280	354
Civil litigations	73	126
Labor litigations	698	789
Environmental litigations	12	—
Total	1,063	1,269

d)                                     Others

On April 30, 2014, Rio Tinto plc (“Rio Tinto”) filed a lawsuit against Vale, BSGR, and other defendants in the United States District Court for the Southern District of New York, alleging violations of the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO) in relation to Rio Tinto’s loss of certain Simandou mining rights, the Government of Guinea’s assignment of those rights to BSGR, and Vale’s subsequent investment in VBG.  Discovery has begun and under the current schedule will be completed in March 2016.  Vale intends to vigorously defend the action, which it believes to be without merit.

19.                               Income taxes - Settlement program (“REFIS”)

In November 2013, the Company elected to participate in the REFIS, a federal tax settlement program, to settle most of the claims related to the collection of income tax and social contribution on equity gain of foreign subsidiaries and affiliates from 2003 to 2012.

On June 30, 2015, the balance of US$5,482 (US$411 in current and US$5,071 in non-current) is due in 160 monthly installments, bearing interest at the SELIC rate.

20.                               Income taxes

a)        Deferred income tax

	Three-months period ended (unaudited)
	Assets	Liabilities	Total
Balance on March 31, 2014	4,690	3,210	1,480
Net income effect	(396)	56	(452)
Translation adjustment	86	62	24
Other comprehensive income	10	35	(25)
Balance on June 30, 2014	4,390	3,363	1,027

	Assets	Liabilities	Total
Balance on March 31, 2015	4,374	3,099	1,275
Net income effect	(163)	(45)	(118)
Translation adjustment	73	(11)	84
Other comprehensive income	16	46	(30)
Balance on June 30, 2015	4,300	3,089	1,211

	Six-months period ended
	Assets	Liabilities	Total
Balance on December 31, 2013	4,523	3,228	1,295
Net income effect	(425)	88	(513)
Translation adjustment	273	3	270
Other comprehensive income	19	44	(25)
Balance on June 30, 2014 (unaudited)	4,390	3,363	1,027

	Assets	Liabilities	Total
Balance on December 31, 2014	3,976	3,341	635
Loss effect	760	(52)	812
Translation adjustment	(442)	(197)	(245)
Other comprehensive income	17	(3)	20
Acquisition of subsidiary	(11)	—	(11)
Balance on June 30, 2015 (unaudited)	4,300	3,089	1,211

Deferred tax assets arising from tax losses, negative social contribution basis and temporary differences are registered taking into consideration the analysis of future performance, based on economic and financial projections, prepared based on internal assumptions and macroeconomic, trade and tax scenarios that may be subject to changes in future.

The income tax in Brazil comprises taxation on income and social contribution on profit. The statutory rate applicable in the period presented is 34%. In other countries where the Company has operations, it is subject to various rates, depending on jurisdiction.

b)        Income tax reconciliation

The total amount presented as income taxes in the statement of income is reconciled to the rate established by law, as follows:

	(unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Net income (loss) before income taxes	1,814	2,388	(2,216)	5,753
Income taxes at statutory rates - 34%	(617)	(812)	753	(1,956)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	166	296	356	575
Tax incentives	25	46	25	179
Results of overseas companies taxed by different rates which differs from the parent company rate	286	(136)	(63)	(418)
Equity results on statement of income	74	83	(18)	149
Undeductible effect of impairment	—	(171)	—	(171)
Provision or reversal of tax loss carryforward	—	(120)	—	(113)
Others	(119)	(189)	(378)	(237)
Income taxes	(185)	(1,003)	675	(1,992)

21.                     Employee benefits obligations

At June 30, 2015 the Company contributed US$136 and does not expect significant changes in relation to the estimate disclosed in the financial statements for the year ended December 31, 2014.

a)        Employee postretirements obligations

i.            Reconciliation of assets and liabilities in balance sheet

	June 30, 2015 (unaudited)			December 31, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Balance at beginning of the period	1,301	—	—	1,191	—	—
Interest income	72	—	—	142	—	—
Changes on asset ceiling and onerous liability	19	—	—	140	—	—
Translation adjustment	(185)	—	—	(172)	—	—
Balance at end of the period	1,207	—	—	1,301	—	—

Amount recognized in the balance sheet
Present value of actuarial liabilities	(3,277)	(4,256)	(1,414)	(3,728)	(4,521)	(1,498)
Fair value of assets	4,484	3,532	—	5,029	3,716	—
Effect of the asset ceiling	(1,207)	—	—	(1,301)	—	—
Liabilities provisioned	—	(724)	(1,414)	—	(805)	(1,498)

Current liabilities	—	(19)	(58)	—	(16)	(51)
Non-current liabilities	—	(705)	(1,356)	—	(789)	(1,447)
Liabilities provisioned	—	(724)	(1,414)	—	(805)	(1,498)

ii.        Costs recognized in the statement of income

	Three-months period ended (unaudited)
	June 30, 2015			June 30, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	5	38	9	8	16	8
Interest expense on liabilities	96	49	17	125	52	25
Interest income on plan assets	(131)	(41)	—	(165)	(39)	—
Interest expense on effect of asset (ceiling) and onerous liability	35	—	—	38	—	—
Total of cost, net	5	46	26	6	29	33

	Six-months period ended (unaudited)
	June 30, 2015			June 30, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	10	53	16	15	31	16
Interest expense on liabilities	191	93	34	243	105	48
Interest income on plan assets	(263)	(78)	—	(285)	(77)	—
Interest expense on effect of asset (ceiling) and onerous liability	70	—	—	38	—	—
Total of cost, net	8	68	50	11	59	64

iii.    Costs recognized in the statement of comprehensive income

	Three-months period ended (unaudited)
	June 30, 2015			June 30, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Balance at beginning of the period	(120)	(566)	(176)	(115)	(356)	(198)
Return on plan assets (excluding interest income)	81	45	61	34	130	—
Changes on asset ceiling and onerous liability	(93)	—	—	(43)	(39)	—
Gross balance for the period	(12)	45	61	(9)	91	—
Deferred income tax	4	(12)	(19)	3	(21)	—
Other comprehensive income	(8)	33	42	(6)	70	—
Translation adjustment	(4)	—	(1)	(3)	—	(1)
Accumulated comprehensive income	(132)	(533)	(135)	(124)	(286)	(199)

	Six-months period ended (unaudited)
	June 30, 2015			June 30, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Balance at beginning of the period	(143)	(570)	(132)	(94)	(395)	(196)
Return on plan assets (excluding interest income)	—	25	(17)	16	180	—
Changes on asset ceiling and onerous liability	(15)	—	—	(51)	(39)	—
Gross balance for the period	(15)	25	(17)	(35)	141	—
Deferred income tax	5	10	8	12	(33)	—
Other comprehensive income	(10)	35	(9)	(23)	108	—
Translation adjustment	21	2	6	(7)	1	(3)
Accumulated comprehensive income	(132)	(533)	(135)	(124)	(286)	(199)

b)                                     Profit sharing program (“PLR”)

The Company recorded as cost of goods sold and services rendered and other operating expenses related to PLR US$58 as at June 30, 2015 (US$255 in June 30, 2014).

c)                                      Long-term compensation plan

In order to promote stockholder culture, in addition to increasing the ability to retain executives and to strengthen the culture of sustainability performance, Vale has a long-term incentive programs (Matching plan and long-term incentive plan — ILP) for some executives of the Company, covering 3 to 4 year cycles.

Liabilities of the plans are measured at fair value on the date of each issuance of the report, based on market rates. Compensation costs incurred are recognized by the defined vesting period of three years. At June 30, 2015 and December 31, 2014 the Company recorded a liability with the same impact in the statement of income of US$44 and US$61, respectively.

22.                     Classification of financial instruments

	June 30, 2015 (unaudited)
	Loans and receivables (i)	At fair value through profit or loss (ii)	Derivatives designated as hedge (iii)	Total
Financial assets
Current
Cash and cash equivalents	3,158	—	—	3,158
Financial investments	106	—	—	106
Derivative financial instruments	—	244	—	244
Accounts receivable	2,788	—	—	2,788
Related parties	392	—	—	392
	6,444	244	—	6,688
Non-current
Related parties	21	—	—	21
Loans and financing	220	—	—	220
Derivative financial instruments	—	25	—	25
Others	57	—	—	57
	298	25	—	348
Total of financial assets	6,742	269	—	7,036

Financial liabilities
Current
Suppliers and contractors	3,832	—	—	3,832
Derivative financial instruments	—	647	190	837
Loans and financing	3,190	—	—	3,190
Related parties	194	—	—	194
	7,216	647	190	8,053
Non-current
Derivative financial instruments	—	2,285	—	2,285
Loans and financing	26,583	—	—	26,583
Related parties	94	—	—	94
Participative stockholders’ debentures	—	852	—	852
Others (iv)	—	114	—	114
	26,677	3,251	—	29,928
Total of financial liabilities	33,893	3,898	190	37,981

(i) Non-derivative financial instruments with determinable cash flow.

(ii) Financial instruments for trading in short-term.

(iii) See note 24(a).

(iv) See note 23(a).

	December 31, 2014
	Loans and receivables (i)	At fair value through profit or loss (ii)	Derivatives designated as hedge (iii)	Total
Financial assets
Current
Cash and cash equivalents	3,974	—	—	3,974
Financial investments	148	—	—	148
Derivative financial instruments	—	166	—	166
Accounts receivable	3,275	—	—	3,275
Related parties	579	—	—	579
	7,976	166	—	8,142
Non-current
Related parties	35	—	—	35
Loans and financing	229	—	—	229
Derivative financial instruments	—	87	—	87
	264	87	—	351
Total of financial assets	8,240	253	—	8,493

Financial liabilities
Current
Suppliers and contractors	4,354	—	—	4,354
Derivative financial instruments	—	956	460	1,416
Loans and financing	1,419	—	—	1,419
Related parties	306	—	—	306
	6,079	956	460	7,495
Non-current
Derivative financial instruments	—	1,609	1	1,610
Loans and financing	27,388	—	—	27,388
Related parties	109	—	—	109
Participative stockholders’ debentures	—	1,726	—	1,726
Others (iv)	—	115	—	115
	27,497	3,450	1	30,948
Total of financial liabilities	33,576	4,406	461	38,443

(i) Non-derivative financial instruments with determinable cash flow.

(ii) Financial instruments for trading in short-term.

(iii) See note 24(a).

(iv) See note 23(a).

23.                     Fair value estimate

The Company considered the same assumptions and calculation methods as presented on the financial statements for the year ended December 31, 2014, to measure the fair value of assets and liabilities for the period.

a)        Assets and liabilities measured and recognized at fair value

	June 30, 2015 (unaudited)			December 31, 2014
	Level 2	Level 3	Total	Level 2	Level 3	Total (i)
Financial assets
Current
Derivatives at fair value through profit or loss	244	—	244	166	—	166
	244	—	244	166	—	166
Non-current
Derivatives at fair value through profit or loss	25	—	25	87	—	87
	25	—	25	87	—	87
Total of financial assets	269	—	269	253	—	253

Financial liabilities
Current
Derivatives at fair value through profit or loss	647	—	647	956	—	956
Derivatives designated as hedge	190	—	190	460	—	460
	837	—	837	1,416	—	1,416
Non-current
Derivatives at fair value through profit or loss	2,285	—	2,285	1,609	—	1,609
Derivatives designated as hedge	—	—	—	1	—	1
Participative stockholders’ debentures	852	—	852	1,726	—	1,726
Others (minimum return instrument)	—	114	114	—	115	115
	3,137	114	3,251	3,336	115	3,451
Total of financial liabilities	3,974	114	4,088	4,752	115	4,867

b)             Fair value measurement compared to book value

The fair value estimate for level 1 is based on market approach considering the secondary market contracts. For loans allocated to level 2, the income approach is adopted and the fair value for both fixed-indexed rate debt and floating rate debt is determined on a discounted cash flows basis using LIBOR future values and Vale’s bonds curve.

The fair values and carrying amounts of non-current loans (net of interest) are as follows:

	Balance	Fair value (ii)	Level 1	Level 2
Financial liabilities
June 30, 2015 (unaudited)
Loans (long term) (i)	29,382	28,421	14,953	13,468

December 31, 2014
Loans (long term) (i)	28,370	29,479	15,841	13,638

(i) Net interest of US$391 on June 30, 2015 and US$437 on December 31, 2014.

24.                               Derivative financial instruments

a)        Derivatives effects on balance sheet

	Assets
	June 30, 2015 (unaudited)		December 31, 2014
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	160	—	137	11
IPCA swap	5	—	7	—
Eurobonds swap	—	—	—	41
Pre dollar swap	6	—	2	—
	171	—	146	52
Commodities price risk
Nickel	37	6	20	3
Bunker oil	36	3	—	—
	73	9	20	3
Warrants
SLW options (note 29)	—	16	—	32
	—	16	—	32
Total	244	25	166	87

	Liabilities
	June 30, 2015 (unaudited)		December 31, 2014
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	172	1,883	442	1,355
IPCA swap	—	113	—	63
Eurobonds swap	142	27	9	90
Pre dollar swap	98	88	30	98
	412	2,111	481	1,606
Commodities price risk
Nickel	33	6	23	3
Bunker oil	202	113	452	—
	235	119	475	3
Others
VLI option	—	55	—	—
	—	55	—	—
Derivatives designated as cash flow hedge
Bunker oil	174	—	434	—
Foreign exchange	16	—	26	1
	190	—	460	1
Total	837	2,285	1,416	1,610

b)    Effects of derivatives on the statement of income, cash flow and other comprehensive income

	Three-months period ended (unaudited)
	Amount of gain (loss) recognized in the statement of income		Financial settlement inflows(outflows)		Amount of gain(loss) recognized in OCI
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	178	331	9	95	—	—
IPCA swap	24	9	3	—	—	—
Eurobonds swap	28	1	(13)	—	—	—
Pre dollar swap	13	22	(2)	3	—	—
	243	363	(3)	98	—	—
Commodities price risk
Nickel	(11)	(3)	(11)	3	—	—
Bunker oil	79	15	10	—	—	—
	68	12	(1)	3	—	—
Warrants
SLW options (note 29)	(11)	7	—	—	—	—
	(11)	7	—	—	—	—

Others
VLI option	(55)	—	—	—	—	—
	(55)	—	—	—	—	—
Embedded derivatives
Gas - Oman	—	1	—	—	—	—
	—	1	—	—	—	—
Derivatives designated as cash flow hedge
Bunker oil	(88)	(6)	(88)	(6)	170	26
Foreign exchange	(10)	(9)	(10)	(9)	10	21
	(98)	(15)	(98)	(15)	180	47
Total	147	368	(102)	86	180	47

	Six-months period ended (unaudited)
	Amount of gain (loss) recognized in the statement of income		Financial settlement inflows(outflows)		Amount of gain(loss) recognized in OCI
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(772)	525	(335)	123	—	—
IPCA swap	(49)	16	7	—	—	—
Eurobonds swap	(123)	7	(13)	10	—	—
Pre dollar swap	(76)	33	(4)	5	—	—
	(1,020)	581	(345)	138	—	—
Commodities price risk
Nickel	(19)	(4)	(26)	4	—	—
Bunker oil	30	18	(145)	(8)	—	—
	11	14	(171)	(4)	—	—
Warrants
SLW options (note 29)	(16)	15	—	—	—	—
	(16)	15	—	—	—	—
Others
VLI option	(55)	—	—	—	—	—
	(55)	—	—	—	—	—
Embedded derivatives
Gas - Oman	—	1	—	—	—	—
	—	1	—	—	—	—
Derivatives designated as cash flow hedge
Bunker oil	(208)	(9)	(218)	(9)	288	19
Foreign exchange	(25)	(22)	(25)	(22)	7	11
	(233)	(31)	(243)	(31)	295	30
Total	(1,313)	580	(759)	103	295	30

Related to the effects of derivatives in the statement of income, the Company recognized US$181 as cost of goods sold and services rendered and US$1,105 as financial expense for the six-months period ended on June 30, 2015.

The maturities dates of the derivative financial instruments are as follows:

Maturity dates
Currencies and interest rates	July 2023
Gas - Oman	April 2016
Nickel	August 2017
Copper	September 2015
Warrants	February 2023
Others	December 2027
Bunker oil	December 2016

Additional information about derivatives financial instruments

In millions of United States dollars, except as otherwise stated

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach, which considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one business day time horizon.

There was no cash amount deposited as margin call regarding derivative positions on June 30, 2015. The contracts subject to margin calls refer only to part of nickel trades executed by the wholly-owned subsidiary Vale Canada Ltd.

The derivative positions described in this document didn’t have initial costs associated.

The following tables detail the derivatives positions for Vale and its controlled companies as of March 31, 2015, with the following information: notional amount, fair value including credit risk, gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

a)                           Foreign exchange and interest rates derivative positions

(i)       Protection programs for the R$ denominated debt instruments

In order to reduce cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments denominated in R$ with interest rates linked mainly to CDI, TJLP and IPCA. In those swaps, Vale pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected debt instruments.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the Company’s cash flows, by matching its receivables - mainly linked to US$ - with its payables.

	Notional ($ million)						Fair value		Realized gain / loss	Value at Risk	Fair value by year
Flow	June 30, 2015		December 31, 2014		Index	Average rate	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2015	2015	2016	2017	2018+

CDI vs. US$ fixed rate swap
Receivable	R$	4,939	R$	4,511	CDI	109.03%	1,674	1,783	614
Payable	US$	2,199	US$	2,284	US$ +	3.35%	(2,268)	(2,327)	(807)
Net							(594)	(544)	(194)	31	72	(395)	(47)	(225)
Net adjusted for credit risk							(607)	(547)			72	(399)	(50)	(230)

CDI vs. US$ floating rate swap
Receivable	—		R$	428	CDI	103.50%	—	169	175
Payable	—		US$	250	Libor +	0.99%	—	(251)	(252)
Net							—	(83)	(77)	—	—	—	—	—
Net adjusted for credit risk							—	(83)			—	—	—	—

TJLP vs. US$ fixed rate swap
Receivable	R$	5,868	R$	6,247	TJLP +	1.33%	1,682	2,050	268
Payable	US$	2,810	US$	3,051	USD +	1.71%	(2,739)	(2,937)	(330)
Net							(1,057)	(888)	(62)	77	(38)	(184)	(267)	(569)
Net adjusted for credit risk							(1,210)	(953)			(38)	(189)	(290)	(692)

TJLP vs. US$ floating rate swap
Receivable	R$	281	R$	295	TJLP +	0.94%	77	91	8
Payable	US$	164	US$	173	Libor +	-1.21%	(151)	(155)	(8)
Net							(74)	(64)	0	5	(0)	(3)	(5)	(65)
Net adjusted for credit risk							(78)	(66)			(0)	(3)	(6)	(69)

R$ fixed rate vs. US$ fixed rate swap
Receivable	R$	699	R$	735	Fix	3.89%	262	244	25
Payable	US$	371	US$	395	US$ +	-1.69%	(424)	(366)	(29)
Net							(163)	(122)	(4)	9	(30)	(81)	(7)	(45)
Net adjusted for credit risk							(181)	(127)			(30)	(84)	(7)	(60)

IPCA vs. US$ fixed rate swap
Receivable	R$	1,000	R$	1,000	IPCA +	6.55%	365	419	21
Payable	US$	434	US$	434	US$ +	3.98%	(471)	(474)	(14)
Net							(105)	(55)	(7)	9	—	5	4	(114)
Net adjusted for credit risk							(109)	(56)			—	5	4	(117)

(ii)   Protection program for EUR denominated debt instruments

In order to reduce the cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments denominated issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The gain or loss shown below is offset by the protected items’ gain or loss due to EUR/US$ exchange rate.

	Notional ($ million)						Fair value		Realized gain / loss	Value at Risk	Fair value by year
Flow	June 30, 2015		December 31, 2014		Index	Average rate	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2015	2015	2016	2017	2018+

Receivable		€1,000		€1,000	EUR	4.06%	1,265	1,431	46
Payable	US$	1,302	US$	1,302	US$	4.51%	(1,432)	(1,484)	(59)
Net							(167)	(53)	(13)	22	—	(142)	(6)	(20)
Net adjusted for credit risk							(169)	(58)			—	(142)	(6)	(21)

(iii)                            Foreign exchange hedging program for disbursements in CAD

In order to reduce the cash flow volatility, forward transactions were implemented to mitigate the foreign exchange exposure that arises from the currency mismatch between revenues denominated in US$ and disbursements denominated in CAD.

The forward transactions were negotiated over-the-counter and the protected item is part of the CAD denominated disbursements. The gain or loss shown below is offset by the protected items’ gain or loss due to CAD/US$ exchange rate. This program is classified under the hedge accounting requirements.

	Notional ($ million)				Bought /	Average rate	Fair value		Realized gain / loss	Value at Risk	Fair value by year
Flow	June 30, 2015		December 31, 2014		Sold	(CAD / USD)	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2015	2015	2016

Forwards	CAD	90	CAD	230	B	1.023	(16)	(27)	—	1	(14)	(2)
Total adjusted for credit risk							(16)	(27)			(14)	(2)

b)                           Commodities derivative positions

(i)       Bunker Oil purchase cash flows protection program

In order to reduce the impact of bunker oil price fluctuation on maritime freight hiring/supply and, consequently, reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

The derivative transactions were negotiated over-the-counter and the protected item is part of the Vale’s costs linked to bunker oil prices. The gain or loss shown below is offset by the protected items’ gain or loss due to bunker oil prices changes. Part of this program is classified under the hedge accounting requirements.

	Notional (ton)		Bought /	Average strike	Fair value		Realized gain / loss	Value at Risk	Fair value by year
Flow	June 30, 2015	December 31, 2014	Sold	(US$/ton)	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2015	2015	2016

Bunker Oil protection
Forwards	2,872,500	2,205,000	B	449	(256)	(363)	(56)	22	25	(281)
Call options	1,501,500	—	B	394	8	—	—	2	1	7
Put options	1,501,500	—	S	341	(34)	—	—	5	(7)	(27)
Total adjusted for credit risk					(283)	(363)			19	(301)

Bunker Oil hedge
Forward	975,000	1,950,000	B	498	(146)	(371)	(156)	7	(146)	—
Total adjusted for credit risk					(147)	(371)			(147)	—

(ii)   Protection programs for base metals raw materials and products

In the operational protection program for nickel sales at fixed prices, derivatives transactions were implemented to convert into floating prices the contracts with clients that required a fixed price in order to keep nickel revenues exposed to nickel price fluctuations. Those operations are usually implemented through the purchase of nickel forwards, which are unwind before the original maturity in order to match the settlement dates of the commercial contracts in which the prices were fixed.

In the operational protection program for the purchase of raw materials and products, derivatives transactions were implemented, usually through the sale of nickel and copper forward or futures, in order to eliminate the mismatch between the pricing period of purchases (concentrate, cathode, sinter, scrap and others) and the pricing period of the final product sales to the clients.

The derivative transactions are negotiated at London Metal Exchange or over-the-counter and the protected item is part of the Vale’s revenues and costs linked to nickel and copper prices. The gain or loss shown below is offset by the protected items’ gain or loss due to nickel and copper prices changes.

	Notional (ton)		Bought /	Average strike	Fair value		Realized gain / loss	Value at Risk	Fair value by year
Flow	June 30, 2015	December 31, 2014	Sold	(US$/ton)	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2015	2015	2016	2017

Fixed price sales protection
Nickel forwards	13,468	11,264	B	14,903	(38)	(24)	(27)	5	(23)	(14)	(2)
Total adjusted for credit risk					(39)	(24)			(23)	(14)	(2)

Raw material purchase protection
Nickel forwards	152	140	S	13,266	0.2	0.2	0.4	0.1	0.2	—	—
Copper forwards	311	360	S	6,162	0.1	0.1	0.2	0.0	0.1	—	—
Total adjusted for credit risk					0.3	0.3			0.3	—	—

c)                            Silver Wheaton Corp. warrants

The company owns warrants of Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange. Such warrants configure American call options and were received as part of the payment regarding the sale of 25% of gold payable flows produced as a sub product from Salobo copper mine during its life and 70% of gold payable flows produced as a sub product from some nickel mines in Sudbury during 20 years.

	Notional (quantity)		Bought /	Average strike	Fair value		Realized gain / loss	Value at Risk	Fair value by year
Flow	June 30, 2015	December 31, 2014	Sold	(US$/share)	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2015	2023

Call options	10,000,000	10,000,000	B	65	16	33	—	2	16
Total adjusted for credit risk					16	33			16

d)                           Call options from debentures

The company has debentures in which lenders have call options of an specified amount of Ferrovia Norte Sul SA ordinary shares, later changed to VLI SA shares. The call option’s strike price is given by the debentures’ remaining notional in each exercise date.

	Notional (quantity)		Bought /	Average strike	Fair value		Realized gain / loss	Value at Risk	Fair value by year
Flow	June 30, 2015	December 31, 2014	Sold	(R$/share)	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2015	2027

Call options	140,239	—	S	8,560	(54)	—	—	2	(54)
Total adjusted for credit risk					(54)	—			(54)

e)                            Embedded derivatives in commercial contracts, insurance and debt instruments

The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

	Notional (ton)		Bought /	Average strike	Fair value		Realized gain / loss	Value at Risk	Fair value by year
Flow	June 30, 2015	December 31, 2014	Sold	(US$/ton)	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2015	2015

Nickel forwards	5,237	4,491	S	13,061	1.5	(0.6)			1.5
Copper forwards	4,219	6,310	S	6,051	0.9	1.1			0.9
Total					2.4	0.6	—	2.3	2.4

The Company has also a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if the Company’s pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative and both his fair value and value at risk were not material as of June 30, 2015.

f)                             Sensitivity analysis of derivative financial instruments

The table below presents the potential value of the instruments given hypothetical stress scenarios for the market risk factors that impact the derivatives positions. The scenarios were defined as follows:

•   Scenario I: fair value calculation considering market curves and prices as of June 30, 2015

•   Scenario II: fair value estimated considering a 25% deterioration in the market curves of the main market risk factors

•   Scenario III: fair value estimated considering a 50% deterioration in the market curves of the main market risk factors

Instrument	Instrument’s main risks	Scenario I	Scenario II	Scenario III

CDI vs. US$ fixed rate swap	R$ depreciation	(607)	(1,175)	(1,742)
	US$ interest rate inside Brazil decrease	(607)	(625)	(644)
	Brazilian interest rate increase	(607)	(614)	(620)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

TJLP vs. US$ fixed rate swap	R$ depreciation	(1,210)	(1,895)	(2,579)
	US$ interest rate inside Brazil decrease	(1,210)	(1,254)	(1,300)
	Brazilian interest rate increase	(1,210)	(1,315)	(1,408)
	TJLP interest rate decrease	(1,210)	(1,269)	(1,328)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

TJLP vs. US$ floating rate swap	R$ depreciation	(78)	(115)	(153)
	US$ interest rate inside Brazil decrease	(78)	(81)	(85)
	Brazilian interest rate increase	(78)	(84)	(89)
	TJLP interest rate decrease	(78)	(81)	(85)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	(181)	(287)	(393)
	US$ interest rate inside Brazil decrease	(181)	(186)	(191)
	Brazilian interest rate increase	(181)	(193)	(204)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

IPCA vs. US$ fixed rate swap	R$ depreciation	(109)	(226)	(344)
	US$ interest rate inside Brazil decrease	(109)	(118)	(128)
	Brazilian interest rate increase	(109)	(146)	(179)
	IPCA index decrease	(109)	(129)	(148)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	(169)	(485)	(801)
	Euribor increase	(169)	(178)	(187)
	US$ Libor decrease	(169)	(194)	(221)
Protected item: EUR denominated debt	EUR depreciation	n.a.	485	801

CAD Forward	CAD depreciation	(16)	(38)	(60)
Protected item: Disbursement in CAD	CAD depreciation	n.a.	38	60

Instrument	Instrument’s main risks	Scenario I	Scenario II	Scenario III

Bunker Oil protection
Forwards and options	Bunker Oil price decrease	(283)	(644)	(1,027)
Protected item: Part of costs linked to bunker oil prices	Bunker Oil price decrease	n.a.	644	1,027

Bunker Oil hedge
Forwards	Bunker Oil price decrease	(147)	(231)	(316)
Protected item: Part of costs linked to bunker oil prices	Bunker Oil price decrease	n.a.	231	316

Nickel sales fixed price protection
Forwards	Nickel price decrease	(39)	(79)	(119)
Protected item: Part of nickel revenues with fixed prices	Nickel price fluctuation	n.a.	79	119

Purchase protection program
Nickel forwards	Nickel price increase	0.2	(0.2)	(0.7)
Protected item: Part of costs linked to nickel prices	Nickel price increase	n.a.	0.2	0.7

Copper forwards	Copper price increase	0.1	(0.3)	(0.8)
Protected item: Part of costs linked to copper prices	Copper price increase	n.a.	0.3	0.8

SLW warrants	SLW stock price decrease	16	8	3

VLI call options	VLI stock value increase	(54)	(82)	(114)

Instrument	Main risks	Scenario I	Scenario II	Scenario III

Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	1	(15)	(32)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	1	(5)	(11)

Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency published by agencies Moody’s and S&P regarding the main financial institutions that we had outstanding positions as of June 30, 2015.

Long term ratings by counterparty	Moody’s	S&P
ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Bradesco	Baa2	BBB-
Banco de Credito del Peru	Baa1	BBB+
Banco do Brasil	Baa2	BBB-
Banco do Nordeste	Baa3	BBB-
Banco Safra	Baa2	BBB-
Banco Santander	Baa2	BBB-
Banco Votorantim	Baa3	BB+
Bank of America	Baa1	A-
Bank of Nova Scotia	Aa2	A+
Banpara	Ba3	BB
Barclays	Baa3	BBB
BBVA	A3	BBB
BNP Paribas	A1	A+
BTG Pactual	Baa3	BB+
Caixa Economica Federal	Baa2	BBB-
Citigroup	Baa1	A-
Credit Agricole	A2	A
Deutsche Bank	A3	BBB+
Goldman Sachs	A3	A-
HSBC	A1	A
Intesa Sanpaolo Spa	Baa1	BBB-
Itau Unibanco	Baa3	BBB-
JP Morgan Chase & Co	A3	A
Morgan Stanley	A3	A-
National Australia Bank NAB	Aa2	AA-
Royal Bank of Canada	Aa3	AA-
Societe Generale	A2	A
Standard Bank Group	Baa3	—
Standard Chartered	Aa3	A-

g)                           Market curves

The curves used on the pricing of derivatives instruments were developed based on data from BM&F, Central Bank of Brazil, London Metals Exchange and Bloomberg.

(i)       Products

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	11,680.00	DEC15	12,025.28	JUN16	12,107.78
JUL15	11,947.01	JAN16	12,038.89	JUN17	12,220.57
AUG15	11,963.75	FEB16	12,055.50	JUN18	12,264.01
SEP15	11,977.52	MAR16	12,069.80	JUN19	12,264.19
OCT15	11,992.28	APR16	12,082.50
NOV15	12,010.00	MAY16	12,098.50

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	2.62	DEC15	2.62	JUN16	2.63
JUL15	2.61	JAN16	2.62	JUN17	2.65
AUG15	2.61	FEB16	2.62	JUN18	2.66
SEP15	2.61	MAR16	2.63	JUN19	2.66
OCT15	2.62	APR16	2.63
NOV15	2.62	MAY16	2.63

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	338.18	DEC15	355.93	JUN16	369.23
JUL15	341.04	JAN16	359.31	JUN17	390.57
AUG15	344.36	FEB16	361.43	JUN18	419.85
SEP15	348.10	MAR16	363.67	JUN19	456.55
OCT15	350.97	APR16	365.58
NOV15	353.60	MAY16	367.49

(ii)                                Foreign exchange and interest rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/03/15	0.74	06/01/16	1.75	07/02/18	2.73
09/01/15	0.83	07/01/16	1.80	10/01/18	2.82
10/01/15	0.97	10/03/16	2.02	01/02/19	2.91
11/03/15	1.04	11/01/16	2.09	04/01/19	2.97
12/01/15	1.11	01/02/17	2.24	07/01/19	3.05
01/04/16	1.33	04/03/17	2.34	10/01/19	3.12
02/01/16	1.34	07/03/17	2.43	01/02/20	3.20
03/01/16	1.44	10/02/17	2.50	04/01/20	3.25
04/01/16	1.57	01/02/18	2.61	07/01/20	3.31
05/02/16	1.64	04/02/18	2.67	10/01/20	3.36

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.19	6M	0.44	11M	0.51
2M	0.23	7M	0.46	12M	0.52
3M	0.28	8M	0.48	2Y	0.91
4M	0.36	9M	0.49	3Y	1.28
5M	0.41	10M	0.50	4Y	1.60

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/03/15	6.00	06/01/16	6.00	07/02/18	6.00
09/01/15	6.00	07/01/16	6.00	10/01/18	6.00
10/01/15	6.00	10/03/16	6.00	01/02/19	6.00
11/03/15	6.00	11/01/16	6.00	04/01/19	6.00
12/01/15	6.00	01/02/17	6.00	07/01/19	6.00
01/04/16	6.00	04/03/17	6.00	10/01/19	6.00
02/01/16	6.00	07/03/17	6.00	01/02/20	6.00
03/01/16	6.00	10/02/17	6.00	04/01/20	6.00
04/01/16	6.00	01/02/18	6.00	07/01/20	6.00
05/02/16	6.00	04/02/18	6.00	10/01/20	6.00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/03/15	13.68	06/01/16	14.28	07/02/18	13.07
09/01/15	13.87	07/01/16	14.27	10/01/18	12.99
10/01/15	14.03	10/03/16	14.16	01/02/19	12.92
11/03/15	14.10	11/01/16	14.08	04/01/19	12.88
12/01/15	14.20	01/02/17	13.94	07/01/19	12.85
01/04/16	14.24	04/03/17	13.76	10/01/19	12.81
02/01/16	14.27	07/03/17	13.60	01/02/20	12.77
03/01/16	14.29	10/02/17	13.45	04/01/20	12.74
04/01/16	14.30	01/02/18	13.26	07/01/20	12.72
05/02/16	14.29	04/02/18	13.16	10/01/20	12.70

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/03/15	7.29	06/01/16	7.71	07/02/18	6.31
09/01/15	7.47	07/01/16	7.63	10/01/18	6.23
10/01/15	7.62	10/03/16	7.37	01/02/19	6.17
11/03/15	7.69	11/01/16	7.28	04/01/19	6.13
12/01/15	7.78	01/02/17	7.13	07/01/19	6.10
01/04/16	7.82	04/03/17	6.93	10/01/19	6.06
02/01/16	7.85	07/03/17	6.55	01/02/20	6.02
03/01/16	7.87	10/02/17	6.65	04/01/20	6.00
04/01/16	7.88	01/02/18	6.48	07/01/20	5.98
05/02/16	7.79	04/02/18	6.39	10/01/20	5.95

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.07	6M	0.07	11M	0.07
2M	0.07	7M	0.07	12M	0.07
3M	0.07	8M	0.07	2Y	0.12
4M	0.07	9M	0.07	3Y	0.22
5M	0.07	10M	0.07	4Y	0.35

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.99	6M	1.03	11M	0.89
2M	0.99	7M	0.99	12M	0.87
3M	0.99	8M	0.95	2Y	0.90
4M	1.01	9M	0.93	3Y	1.04
5M	1.02	10M	0.91	4Y	1.20

Currencies - Ending rates

CAD/US$	0.8014	US$/BRL	3.1026	EUR/US$	1.1153

25.                               Stockholders’ equity

a)        Capital

Stockholders’ equity is represented by common shares (“ON”) and preferred non-redeemable shares (“PNA”) without par value. Preferred shares have the same rights as common shares, with the exception of voting rights to elect members of the Board of Directors. The Board of Directors may, regardless of changes to bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized.

At June 30, 2015, the capital was US$61,614 corresponding to 5,244,316,120 shares without par value.

	June 30, 2015 (unaudited)
	ON	PNA	Total
Stockholders
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	828,004,184	664,276,831	1,492,281,015
FMP - FGTS	80,340,725	—	80,340,725
PIBB - BNDES	1,540,182	1,934,936	3,475,118
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	239,400,587	625,819,715	865,220,302
Institutional investors	77,190,974	172,874,325	250,065,299
Retail investors in Brazil	36,362,421	416,290,835	452,653,256
Treasury stock	31,535,402	59,405,792	90,941,194
Total	3,217,188,402	2,027,127,718	5,244,316,120

b)        Basic and diluted earnings per share

Basic and diluted earnings per share are as follows:

	(unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Net income (loss) attributable to the Company’s stockholders	1,675	1,428	(1,443)	3,943

Basic and diluted earnings per share:
Income (loss) available to preferred stockholders	640	546	(551)	1,506
Income (loss) available to common stockholders	1,035	882	(892)	2,437
Total	1,675	1,428	(1,443)	3,943

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722	1,967,722	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653	3,185,653	3,185,653
Total	5,153,375	5,153,375	5,153,375	5,153,375

Basic and diluted earnings per share
Preferred share	0.33	0.28	(0.28)	0.77
Common share	0.33	0.28	(0.28)	0.77

c)         Remuneration to Company’s stockholders

	Dividends	Interest on capital	Total	Amount per share
Amounts paid in 2014
First installment - April	—	2,100	2,100	0.407499945
Total	—	2,100	2,100	0.407499945

Amounts paid in 2015
First installment - April	—	1,000	1,000	0.194047593
Total	—	1,000	1,000	0.194047593

26.                               Information by business segment and by geographic area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments.

a)             Operating income (loss) and adjusted EBITDA

Adjusted EBITDA is used by management to support the decision making process for segments. The definition of adjusted EBITDA for the Company is the operating income or loss added by dividends received from joint ventures and associates and excluded by depreciation, depletion and amortization, impairment and results on measurement or sales of non-current assets.

	Three-months period ended (unaudited)
	June 30, 2015
	Statement of income							Adjusted by
	Net operating revenue	Costs	Expenses, net	Research and evaluation expenses	Pre operating and stoppage operation	Depreciation and others results	Operating income (loss)	Dividends received from joint ventures and associates	Depreciation, depletion and amortization	Gain on measurement or sale of non- current assets	Adjusted EBITDA
Ferrous minerals
Iron ore	3,391	(1,944)	(188)	(36)	(24)	(348)	851	—	293	55	1,199
Pellets	972	(569)	—	(1)	(9)	(88)	305	177	88	—	570
Ferroalloys and manganese	53	(52)	—	—	(4)	(5)	(8)	—	5	—	(3)
Others ferrous products and services	136	(96)	(1)	(1)	(1)	(23)	14	8	23	—	45
	4,552	(2,661)	(189)	(38)	(38)	(464)	1,162	185	409	55	1,811

Coal	146	(186)	(44)	(6)	(12)	(48)	(150)	—	48	—	(102)

Base metals
Nickel and other products (i)	1,240	(834)	(27)	(23)	(120)	(398)	(162)	—	398	—	236
Copper (ii)	408	(222)	(14)	(2)	—	(52)	118	—	52	—	170
Others base metals products	—	—	—	—	—	—	—	—	—	—	—
	1,648	(1,056)	(41)	(25)	(120)	(450)	(44)	—	450	—	406
Fertilizers
Potash	31	(20)	6	(13)	(4)	(7)	(7)	—	7	—	—
Phosphates	445	(298)	(4)	(7)	(13)	(65)	58	—	65	—	123
Nitrogen	78	(51)	—	—	(1)	(5)	21	—	5	—	26
Others fertilizers products	14	—	—	—	—	—	14	—	—	—	14
	568	(369)	2	(20)	(18)	(77)	86	—	77	—	163

Others	51	(32)	(55)	(29)	—	(4)	(69)	—	4	—	(65)
Total	6,965	(4,304)	(327)	(118)	(188)	(1,043)	985	185	988	55	2,213

(i) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

	Three-months period ended (unaudited)
	June 30, 2014
	Statement of income							Adjusted by
	Net operating revenue	Costs	Expenses, net	Research and evaluation expenses	Pre operating and stoppage operation	Depreciation and others results	Operating income (loss)	Dividends received from joint ventures and associates	Depreciation, depletion and amortization	Impairment	Adjusted EBITDA
Ferrous minerals
Iron ore	5,351	(2,359)	(212)	(68)	(33)	(804)	1,875		304	500	2,679
Pellets	1,254	(623)	(15)	—	(6)	(56)	554	208	56		818
Ferroalloys and manganese	109	(67)	(8)	—	(8)	(10)	16	—	10		26
Others ferrous products and services	226	(149)	4	—	—	(25)	56	—	25		81
	6,940	(3,198)	(231)	(68)	(47)	(895)	2,501	208	395	500	3,604

Coal	200	(302)	(41)	(2)	(9)	(288)	(442)	—	14	274	(154)

Base metals
Nickel and other products (i)	1,538	(937)	16	(34)	(145)	(333)	105	—	333		438
Copper (ii)	351	(176)	—	(1)	(3)	(34)	137	—	34		171
	1,889	(1,113)	16	(35)	(148)	(367)	242	—	367	—	609
Fertilizers
Potash	34	(35)	(2)	(4)	(3)	(9)	(19)	—	9		(10)
Phosphates	468	(399)	(16)	(12)	(8)	(95)	(62)	—	95		33
Nitrogen	86	(57)	(1)	(3)	(2)	(12)	11	—	12		23
Others fertilizers products	26	—	—	—	—	—	26	—	—		26
	614	(491)	(19)	(19)	(13)	(116)	(44)	—	116	—	72

Others	259	(175)	(75)	(36)	—	(9)	(36)	—	9		(27)

Total	9,902	(5,279)	(350)	(160)	(217)	(1,675)	2,221	208	901	774	4,104

(i) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

	Six-months period ended (unaudited)
	June 30, 2015
	Statement of income							Adjusted by
	Net operating revenue	Costs	Expenses, net	Research and evaluation expenses	Pre operating and stoppage operation	Depreciation and others results	Operating income (loss)	Dividends received from joint ventures and associates	Depreciation, depletion and amortization	Gain on measurement or sale of non- current assets	Adjusted EBITDA
Ferrous minerals
Iron ore	6,107	(3,842)	(357)	(69)	(51)	(707)	1,081	—	652	55	1,788
Pellets	1,937	(1,160)	3	(2)	(14)	(173)	591	203	173	—	967
Ferroalloys and manganese	123	(99)	—	—	(10)	(11)	3	—	11	—	14
Others ferrous products and services	253	(196)	7	(2)	(1)	(43)	18	8	43	—	69
	8,420	(5,297)	(347)	(73)	(76)	(934)	1,693	211	879	55	2,838

Coal	291	(372)	(114)	(11)	(24)	(71)	(301)	—	71	—	(230)

Base metals
Nickel and other products (i)	2,575	(1,681)	(88)	(50)	(225)	(820)	(289)	—	820	—	531
Copper (ii)	783	(446)	(10)	(3)	(1)	(100)	223	—	100	—	323
Others base metals products	—	—	230	—	—	—	230	—	—	—	230
	3,358	(2,127)	132	(53)	(226)	(920)	164	—	920	—	1,084
Fertilizers
Potash	61	(41)	5	(23)	(8)	(13)	(19)	—	13	—	(6)
Phosphates	802	(559)	(20)	(13)	(22)	(120)	68	—	120	—	188
Nitrogen	157	(106)	(3)	(1)	(2)	(11)	34	—	11	—	45
Others fertilizers products	26	—	—	—	—	—	26	—	—	—	26
	1,046	(706)	(18)	(37)	(32)	(144)	109	—	144	—	253

Others	90	(59)	(99)	(63)	—	184	53	1	9	(193)	(130)
Total	13,205	(8,561)	(446)	(237)	(358)	(1,885)	1,718	212	2,023	(138)	3,815

(i) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

	Six-months period ended (unaudited)
	June 30, 2014
	Statement of income							Adjusted by
	Net operating revenue	Costs	Expenses, net	Research and evaluation expenses	Pre operating and stoppage operation	Depreciation and others results	Operating income (loss)	Dividends received from joint ventures and associates	Depreciation, depletion and amortization	Impairment	Adjusted EBITDA
Ferrous minerals
Iron ore	10,473	(4,298)	(536)	(129)	(57)	(1,170)	4,283	—	670	500	5,453
Pellets	2,685	(1,235)	(18)	—	(28)	(107)	1,297	219	107	—	1,623
Ferroalloys and manganese	178	(122)	(10)	—	(13)	(16)	17	—	16	—	33
Others ferrous products and services	422	(328)	5	—	—	(55)	44	—	55	—	99
	13,758	(5,983)	(559)	(129)	(98)	(1,348)	5,641	219	848	500	7,208

Coal	337	(539)	(94)	(3)	(17)	(327)	(643)	—	53	274	(316)

Base metals
Nickel and other products (i)	2,938	(1,746)	(9)	(65)	(260)	(724)	134	—	724	—	858
Copper (ii)	679	(378)	7	(1)	(7)	(72)	228	—	72	—	300
	3,617	(2,124)	(2)	(66)	(267)	(796)	362	—	796	—	1,158
Fertilizers
Potash	70	(65)	(2)	(8)	(10)	(14)	(29)	—	14	—	(15)
Phosphates	871	(742)	(36)	(23)	(30)	(178)	(138)	—	178	—	40
Nitrogen	164	(113)	(3)	(5)	(3)	(24)	16	—	24	—	40
Others fertilizers products	42	—	—	—	—	—	42	—	—	—	42
	1,147	(920)	(41)	(36)	(43)	(216)	(109)	—	216	—	107

Others	546	(362)	(108)	(71)	—	(14)	(9)	—	14	—	5
Total	19,405	(9,928)	(804)	(305)	(425)	(2,701)	5,242	219	1,927	774	8,162

(i) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

b)             Adjusted EBITDA and information of assets by segment

	Three-months period ended (unaudited)
	June 30, 2015
	Adjusted EBITDA	Investments	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible (iii)
Ferrous minerals
Iron ore	1,199	490	32,395	1,259
Pellets	570	462	1,413	15
Ferroalloys and manganese	(3)	—	219	6
Others ferrous products and services	45	961	260	3
	1,811	1,913	34,287	1,283

Coal	(102)	364	4,671	392

Base metals
Nickel and other products (i)	236	19	27,773	292
Copper (ii)	170	172	2,946	73
Others base metals products	—	—	—	—
	406	191	30,719	365
Fertilizers
Potash	—	—	143	—
Phosphates	123	—	4,846	50
Nitrogen	26	—	—	—
Others fertilizers products	14	—	—	—
	163	—	4,989	50

Others	(65)	1,740	2,951	21
Total	2,213	4,208	77,617	2,111

(i) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

(iii) Includes only acquisitions realized with cash and cash equivalents.

	Three-months period ended (unaudited)
	June 30, 2014
	Adjusted EBITDA	Investments	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible (iii)
Ferrous minerals
Iron ore	2,679	636	38,640	1,141
Pellets	818	817	1,919	33
Ferroalloys and manganese	26	—	299	7
Others ferrous products and services	81	1,307	358	18
	3,604	2,760	41,216	1,199

Coal	(154)	376	6,031	798

Base metals
Nickel and other products (i)	438	21	29,385	351
Copper (ii)	171	217	4,029	107
	609	238	33,414	458
Fertilizers
Potash	(10)	—	168	—
Phosphates	33	—	7,651	19
Nitrogen	23	—	—	—
Others fertilizers products	26	—	—	—
	72	—	7,819	19

Others	(27)	1,734	4,242	238
Total	4,104	5,108	92,722	2,712

(i) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

(iii) Includes only acquisitions realized with cash and cash equivalents.

	Six-months period ended (unaudited)
	June 30, 2015
	Adjusted EBITDA	Investments	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible (iii)
Ferrous minerals
Iron ore	1,788	490	32,395	2,719
Pellets	967	462	1,413	26
Ferroalloys and manganese	14	—	219	8
Others ferrous products and services	69	961	260	6
	2,838	1,913	34,287	2,759

Coal	(230)	364	4,671	746

Base metals
Nickel and other products (i)	531	19	27,773	509
Copper (ii)	323	172	2,946	144
Others base metals products	230	—	—	—
	1,084	191	30,719	653
Fertilizers
Potash	(6)	—	143	—
Phosphates	188	—	4,846	106
Nitrogen	45	—	—	—
Others fertilizers products	26	—	—	—
	253	—	4,989	106

Others	(130)	1,740	2,951	47
Total	3,815	4,208	77,617	4,311

(i) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

(iii) Includes only acquisitions realized with cash and cash equivalents.

	Six-months period ended (unaudited)
	June 30, 2014
	Adjusted EBITDA	Investments	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible (iii)
Ferrous minerals
Iron ore	5,453	636	38,640	2,457
Pellets	1,623	817	1,919	108
Ferroalloys and manganese	33	—	299	35
Others ferrous products and services	99	1,307	358	31
	7,208	2,760	41,216	2,631

Coal	(316)	376	6,031	1,194

Base metals
Nickel and other products (i)	858	21	29,385	619
Copper (ii)	300	217	4,029	217
	1,158	238	33,414	836
Fertilizers
Potash	(15)	—	168	—
Phosphates	40	—	7,651	99
Nitrogen	40	—	—	—
Others fertilizers products	42	—	—	—
	107	—	7,819	99

Others	5	1,734	4,242	335
Total	8,162	5,108	92,722	5,095

(i) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

(iii) Includes only acquisitions realized with cash and cash equivalents.

c)              Results by segment and revenues by geographic area

	Three-months period ended (unaudited)
	June 30, 2015
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	4,552	146	1,648	568	51	6,965
Cost and expenses	(2,926)	(248)	(1,242)	(405)	(116)	(4,937)
Gain on measurement or sale of non-current assets	(55)	—	—	—	—	(55)
Depreciation, depletion and amortization	(409)	(48)	(450)	(77)	(4)	(988)
Operating income (loss)	1,162	(150)	(44)	86	(69)	985

Financial result	615	16	(103)	3	1	532
Results on sale or disposal of investments from joint ventures and associates	—	—	—	—	79	79
Equity results from joint ventures and associates	189	3	(18)	—	44	218
Income taxes	(210)	47	11	(26)	(7)	(185)
Net income (loss)	1,756	(84)	(154)	63	48	1,629

Income (loss) attributable to noncontrolling interests	10	(19)	(38)	2	(1)	(46)
Income (loss) attributable to the Company’s stockholders	1,746	(65)	(116)	61	49	1,675

Sales classified by geographic area:
America, except United States and Brazil	102	4	332	18	—	456
United States of America	5	—	229	—	7	241
Europe	632	38	573	34	—	1,277
Middle East/Africa/Oceania	283	33	17	—	—	333
Japan	358	10	49	—	—	417
China	2,392	12	180	—	—	2,584
Asia, except Japan and China	330	43	218	26	—	617
Brazil	450	6	50	490	44	1,040
Net operating revenue	4,552	146	1,648	568	51	6,965

	Three-months period ended (unaudited)
	June 30, 2014
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	6,940	200	1,889	614	259	9,902
Cost and expenses	(3,544)	(354)	(1,280)	(542)	(286)	(6,006)
Impairment of non-current assets	(500)	(274)	—	—	—	(774)
Depreciation, depletion and amortization	(395)	(14)	(367)	(116)	(9)	(901)
Operating income (loss)	2,501	(442)	242	(44)	(36)	2,221

Financial result	(24)	32	(68)	7	(6)	(59)
Results on sale or disposal of investments from joint ventures and associates	—	—	—	—	(18)	(18)
Equity results from joint ventures and associates	253	8	(6)	—	(11)	244
Income taxes	(833)	(101)	(63)	7	(13)	(1,003)
Net income (loss)	1,897	(503)	105	(30)	(84)	1,385
Income (loss) attributable to noncontrolling interests	(9)	(13)	(11)	(2)	(8)	(43)
Income (loss) attributable to the Company’s stockholders	1,906	(490)	116	(28)	(76)	1,428

Sales classified by geographic area:
America, except United States and Brazil	183	—	257	12	12	464
United States of America	—	—	263	—	108	371
Europe	1,010	23	687	25	6	1,751
Middle East/Africa/Oceania	389	27	42	—	—	458
Japan	723	38	231	—	3	995
China	3,355	35	165	—	—	3,555
Asia, except Japan and China	516	68	242	12	—	838
Brazil	764	9	2	565	130	1,470
Net operating revenue	6,940	200	1,889	614	259	9,902

	Six-months period ended (unaudited)
	June 30, 2015
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	8,420	291	3,358	1,046	90	13,205
Cost and expenses	(5,793)	(521)	(2,274)	(793)	(221)	(9,602)
Gain on measurement or sale of non-current assets	(55)	—	—	—	193	138
Depreciation, depletion and amortization	(879)	(71)	(920)	(144)	(9)	(2,023)
Operating income (loss)	1,693	(301)	164	109	53	1,718

Financial result	(3,815)	99	(204)	(65)	7	(3,978)
Results on sale or disposal of investments from joint ventures and associates	—	—	—	—	97	97
Equity results from joint ventures and associates	47	3	(23)	—	(80)	(53)
Income taxes	838	24	(22)	(152)	(13)	675
Net income (loss)	(1,237)	(175)	(85)	(108)	64	(1,541)

Income (loss) attributable to noncontrolling interests	4	(30)	(70)	8	(10)	(98)
Income (loss) attributable to the Company’s stockholders	(1,241)	(145)	(15)	(116)	74	(1,443)

Sales classified by geographic area:
America, except United States and Brazil	197	4	637	33	—	871
United States of America	15	—	468	—	15	498
Europe	1,281	51	1,010	62	—	2,404
Middle East/Africa/Oceania	578	67	56	3	—	704
Japan	766	39	194	—	—	999
China	4,026	12	322	—	—	4,360
Asia, except Japan and China	639	102	494	37	—	1,272
Brazil	918	16	177	911	75	2,097
Net operating revenue	8,420	291	3,358	1,046	90	13,205

	Six-months period ended (unaudited)
	June 30, 2014
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	13,758	337	3,617	1,147	546	19,405
Cost and expenses	(6,769)	(653)	(2,459)	(1,040)	(541)	(11,462)
Impairment of non-current assets	(500)	(274)	—	—	—	(774)
Depreciation, depletion and amortization	(848)	(53)	(796)	(216)	(14)	(1,927)
Operating income (loss)	5,641	(643)	362	(109)	(9)	5,242

Financial result	221	74	(199)	9	(15)	90
Results on sale or disposal of investments from joint ventures and associates	—	—	—	—	(18)	(18)
Equity results from joint ventures and associates	470	20	(12)	—	(39)	439
Income taxes	(1,830)	(75)	(97)	26	(16)	(1,992)
Net income (loss)	4,502	(624)	54	(74)	(97)	3,761

Income (loss) attributable to noncontrolling interests	(20)	(22)	(124)	(7)	(9)	(182)
Income (loss) attributable to the Company’s stockholders	4,522	(602)	178	(67)	(88)	3,943

Sales classified by geographic area:
America, except United States and Brazil	383	3	605	22	12	1,025
United States of America	2	—	525	—	232	759
Europe	2,187	34	1,280	52	6	3,559
Middle East/Africa/Oceania	824	41	77	—	—	942
Japan	1,389	87	396	—	3	1,875
China	6,408	40	320	—	—	6,768
Asia, except Japan and China	1,049	123	411	15	—	1,598
Brazil	1,516	9	3	1,058	293	2,879
Net operating revenue	13,758	337	3,617	1,147	546	19,405

d)             Investment, intangible and property, plant and equipment by geographic area

There was no significant change in relation to the information of assets by geographic area disclosed in the financial statements for the year ended December 31, 2014.

27.                               Cost of goods sold and services rendered, and selling and administrative expenses and other operating expenses (income), net, by nature

a)        Cost of goods sold and services rendered

	(unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Personnel	631	668	1,173	1,345
Material and service	987	1,184	1,974	2,470
Fuel oil and gas	352	439	659	855
Maintenance	689	689	1,343	1,115
Energy	172	133	313	279
Acquisition of products	251	435	505	856
Depreciation and depletion	882	802	1,794	1,743
Freight	855	895	1,626	1,587
Others	367	836	967	1,421
Total	5,186	6,081	10,354	11,671

Cost of goods sold	5,047	5,863	10,069	11,189
Cost of services rendered	139	218	285	482
Total	5,186	6,081	10,354	11,671

b)                 Selling and administrative expenses

	(unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Personnel	74	100	156	210
Services (consulting, infrastructure and others)	26	48	54	92
Advertising and publicity	3	6	6	11
Depreciation and amortization	34	52	64	96
Travel expenses	3	9	6	11
Taxes and rents	4	3	10	9
Others	15	19	58	90
Total	159	237	354	519

c)             Others operational expenses (incomes), net

	(unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Provision for litigation	41	69	24	125
Provision for loss with VAT credits (ICMS)	61	36	102	81
Provision for profit sharing program	(2)	8	19	48
Provision for disposal of materials and inventories	31	21	94	41
Gold stream transaction	—	—	(230)	—
Scrap sales	24	11	33	24
Others	48	20	115	63
Total	203	165	157	382

28.                               Financial result

	(unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Financial expenses
Interest	(228)	(400)	(423)	(784)
Labor, tax and civil lawsuits	(17)	(35)	(50)	(42)
Derivative financial instruments	(87)	(22)	(1,427)	(41)
Indexation and exchange rate variation (a)	(637)	(262)	(5,938)	(751)
Participative stockholders’ debentures	361	(268)	636	(290)
Expenses of REFIS	(144)	(175)	(288)	(336)
Others	(187)	(105)	(307)	(213)
	(939)	(1,267)	(7,797)	(2,457)
Financial income
Short-term investments	21	39	47	94
Derivative financial instruments	322	390	322	621
Indexation and exchange rate variation (b)	1,119	746	3,401	1,751
Others	9	33	49	81
	1,471	1,208	3,819	2,547
Financial results, net	532	(59)	(3,978)	90

Summary of indexation and exchange rate variation
Loans and financing	897	639	(4,117)	1,495
Related parties	(2)	(3)	(1)	1
Others	(413)	(152)	1,581	(496)
Net (a) + (b)	482	484	(2,537)	1,000

29.                               Deferred revenue - Gold stream

In 2013, the Company entered into a gold stream transaction (“original transaction”) with Silver Wheaton Corp. (“SLW”) to sell 25% of the gold extracted during the life of the mine as a by-product of Salobo copper mine (“Salobo transaction”) and 70% of the gold extracted during the next 20 years as a by-product of the Sudbury nickel mines (“Sudbury transaction”).

The original transaction was amended in March, 2015 to include an additional 25% of gold extracted during the life of the mine as a by-product of Salobo copper mine (“amended transaction”). The Company received up-front cash proceeds of US$900. The Company may also receive an additional cash payment contingent on its decision to expand the capacity to process Salobo copper ores until 2036. The additional amount could range from US$88 million to US$720 million depending on timing and size of the expansion.

As the gold is delivered to SLW, Vale receives a payment equal to the lesser of: (i) US$400 per ounce of refined gold delivered (which payment will be subject to an annual increase of 1% per year commencing on January 1, 2017 for the original and amended transactions and each January 1 thereafter) and (ii) the reference market price on the date of delivery.

This transaction was bifurcated into two identifiable components: (i) the sale of the mineral rights and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

The result of the sale of the mineral rights of US$230 was recognized in the statement of income under other operating expenses, net. The portion related to the provision of future services for gold extraction was recorded as deferred revenue (liability) in the amount of US$532 and will be recognized in the statement of income as the service is rendered and the gold extracted. During the three-months period ended June 30, 2015 and 2014, the Company recognized US$33 and US$24, respectively, and during the six-months period ended June 30, 2015 and 2014, US$48 and US$46, respectively, in statement of income related to rendered services related to the original and amended transactions.

The deferred revenue is recognized based on the units of gold extracted compared to the total of proven and probable gold reserves negotiated with SLW. Defining the gain on sale of mineral interest and the deferred revenue portion of the transaction requires the use of critical accounting estimates as follow:

• Discount rates used to measure the present value of future inflows and outflows;

• Allocation of costs between copper and gold based on relative prices;

• Expected margin for the independent elements (sale of mineral rights and service for gold extraction) based on Company’s best estimate.

30.                               Commitments

a)        Base metals operations

There has been no material changes to the commitments of the base metals operations disclosed in the financial statements as at December 31, 2014, except for letters of credit and guarantees in the amount of US$1,095 (US$1,007 at December 31, 2014) associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

b)                                     Participative stockholders’ debentures

During the period, there was no issuance of new debentures, or any change in the par value or the indicators affecting debentures issued. The Company paid as semiannual remuneration the amount of US$39 and US$52, respectively, for the six-months period ended June 30, 2015 and 2014.

c)                                      Operating lease

The total amount of operational leasing expenses for the three-months period ended on June 30, 2015 and 2014 are US$67 and US$83, respectively, and for the six-months period ended on June 30, 2015 and 2014 are US$135 and US$174, respectively.

d)                                     Concession agreements

The contractual basis and deadlines for completion of concessions railways and port terminals are unchanged in the period.

e)                                      Guarantees provided

At June 30, 2015, corporate guarantees provided by Vale (within the limit of its direct or indirect interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. totaled US$274 and US$754, respectively. Due to the conclusion of the energy generation assets transaction (note 6), the guarantee of Norte Energia S.A. is shared with Cemig GT.

31.                     Related parties

Transactions with related parties are made by the Company at arm´s-length, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale enters into contracts with related parties (associates, joint ventures and stockholders), related to the sale and purchase of products and services, leasing of assets, sale of raw material and railway transportation services.

The balances of these related party transactions and their effects on the financial statements are as follows:

	Assets
	June 30, 2015 (unaudited)		December 31, 2014
	Accounts receivable	Related parties	Accounts receivable	Related parties
Baovale Mineração S.A.	3	—	4	9
Ferrovia Norte Sul	10	—	9	—
Mitsui & Co., Ltd.	12	—	9	—
MRS Logística S.A.	3	29	3	24
Samarco Mineração S.A.	55	105	24	310
Teal Minerals Inc.	—	232	—	216
VLI Multimodal S.A.	6	—	25	—
VLI Operações Portuárias S.A.	13	—	26	—
VLI S.A.	158	—	9	—
Others	54	47	56	55
Total	314	413	165	614

Current	314	392	165	579
Non-current	—	21	—	35
Total	314	413	165	614

	Liabilities
	June 30, 2015 (unaudited)		December 31, 2014
	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	28	—	4	—
Companhia Coreano-Brasileira de Pelotização	35	31	1	86
Companhia Hispano-Brasileira de Pelotização	21	8	32	—
Companhia Ítalo-Brasileira de Pelotização	23	12	1	47
Companhia Nipo-Brasileira de Pelotização	53	58	2	147
Ferrovia Centro-Atlântica S.A.	—	85	—	98
Mitsui & Co., Ltd.	12	—	11	—
MRS Logística S.A.	19	—	25	—
VLI S.A.	—	84	—	—
Others	23	10	32	37
Total	214	288	108	415

Current	214	194	108	306
Non-current	—	94	—	109
Total	214	288	108	415

	Three-months period ended (unaudited)
	June 30, 2015			June 30, 2014
	Net operating revenue	Costs and expenses	Financial results	Net operating, revenue	Costs and expenses	Financial results
Baovale Mineração S.A.	—	(15)	—	—	(5)	—
California Steel Industries, Inc.	—	—	—	88	—	—
Companhia Coreano-Brasileira de Pelotização	—	(19)	—	—	(23)	—
Companhia Hispano-Brasileira de Pelotização	—	(9)	—	—	(13)	—
Companhia Ítalo-Brasileira de Pelotização	—	(14)	—	—	(13)	—
Companhia Nipo-Brasileira de Pelotização	—	(25)	—	—	(35)	—
Ferrovia Centro Atlântica S.A.	12	(9)	—	19	(12)	—
Mitsui & Co., Ltd.	50	—	—	20	(3)	—
MRS Logística S.A.	—	(141)	—	—	(110)	—
Samarco Mineração S.A.	58	—	—	61	—	—
Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd.	—	—	—	—	(99)	—
VLI S.A.	68	—	—	94	—	3
Others	12	(12)	(2)	28	(1)	3
Total	200	(244)	(2)	310	(314)	6

	Six-months period ended (unaudited)
	June 30, 2015			June 30, 2014
	Net operating revenue	Costs and expenses	Financial results	Net operating revenue	Costs and expenses	Financial results
Baovale Mineração S.A.	—	(20)	—	—	(10)	—
California Steel Industries, Inc.	—	—	—	183	—	—
Companhia Coreano-Brasileira de Pelotização	—	(34)	—	—	(48)	—
Companhia Hispano-Brasileira de Pelotização	—	(21)	—	—	(29)	—
Companhia Ítalo-Brasileira de Pelotização	—	(28)	—	—	(23)	—
Companhia Nipo-Brasileira de Pelotização	—	(50)	—	—	(74)	—
Ferrovia Centro Atlântica S.A.	24	(21)	—	34	(28)	—
Mitsui & Co., Ltd.	109	—	—	64	(3)	—
MRS Logística S.A.	—	(260)	—	—	(248)	—
Samarco Mineração S.A.	89	—	—	123	—	—
Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd.	—	—	—	—	(215)	—
VLI S.A.	130	—	—	180	—	9
Others	33	(24)	1	43	(17)	10
Total	385	(458)	1	627	(695)	19

			Statement of income (unaudited)
	Balance sheet		Three-months period ended		Six-months period ended
	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
	(unaudited)
Cash and cash equivalents
Bradesco	16	34	1	—	1	—
	16	34	1	—	1	—
Loans and financing payable
BNDES	4,299	4,511	(19)	(49)	(36)	(97)
BNDESPar	484	589	(1)	(11)	(11)	(21)
	4,783	5,100	(20)	(60)	(47)	(118)

Remuneration of key management personnel

	(unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Short-term benefits	3	4	17	22
Wages or pro-labor	2	3	4	6
Direct and indirect benefits	1	1	5	5
Bonus	—	—	8	11

Long-term benefits	—	—	1	1
Based on stock	—	—	1	1

Termination of position	2	—	6	—
	5	4	24	23

Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors
Governance and Sustainability Committee
Dan Antonio Marinho Conrado	Fernando Jorge Buso Gomes
Chairman	Arthur Prado Silva
Eduardo de Oliveira Rodrigues Filho
Sérgio Alexandre Figueiredo Clemente	Ricardo Rodrigues Morgado
Vice-President	Ricardo Simonsen

Marcel Juviniano Barros	Fiscal Council
Gueitiro Matsuo Genso
Tarcísio José Massote de Godoy	Marcelo Amaral Moraes
Fernando Jorge Buso Gomes	Chairman
Hiroyuki Kato
Oscar Augusto de Camargo Filho	Marcelo Barbosa Saintive
Luciano Galvão Coutinho	Cláudio José Zucco
Lucio Azevedo	Aníbal Moreira dos Santos
Alberto Guth	Raphael Manhães Martins

Alternate	Alternate
Arthur Prado Silva	Paulo Fontoura Valle
Moacir Nachbar Junior	Marcos Tadeu Siqueira
Francisco Ferreira Alexandre	Oswaldo Mário Pego de Amorim Azevedo
Gilberto Antonio Vieira	Pedro Paulo de Souza
Robson Rocha
Luiz Mauricio Leuzinger
Yoshitomo Nishimitsu	Executive Officers
Eduardo de Oliveira Rodrigues Filho
Victor Guilherme Tito	Murilo Pinto de Oliveira Ferreira
Carlos Roberto de Assis Ferreira	Chief Executive Officer

Advisory Committees of the Board of Directors	Vânia Lucia Chaves Somavilla
Executive Officer (Human Resources, Health & Safety, Sustainability and Energy)
Controlling Committee
Eduardo Cesar Pasa	Luciano Siani Pires
Moacir Nachbar Junior	Executive Officer (Finance and Investors Relations)
Oswaldo Mário Pego de Amorim Azevedo
Marcos Paulo Pereira da Silva	Roger Allan Downey
Executive Officer (Fertilizers, Coal and Strategy)
Executive Development Committee
Oscar Augusto de Camargo Filho	Gerd Peter Poppinga
Marcel Juviniano Barros	Executive Officer (Ferrous)
Fernando Jorge Buso Gomes
Tatiana Boavista Barros Heil	Galib Abrahão Chaim
Executive Officer (Capital Projects Implementation)
Strategic Committee
Murilo Pinto de Oliveira Ferreira	Humberto Ramos de Freitas
Dan Antonio Marinho Conrado	Executive Officer (Logistics and Mineral Research)
Gueitiro Matsuo Genso
Luiz Carlos Trabuco Cappi	Vacant
Oscar Augusto de Camargo Filho	Executive Officer (Base Metals)
Luciano Galvão Coutinho
Marcelo Botelho Rodrigues
Finance Committee	Global Controller Director
Gilmar Dalilo Cezar Wanderley
Fernando Jorge Buso Gomes	Murilo Muller
Eduardo de Oliveira Rodrigues Filho	Chief Accountant and Controllership Director
Tatiana Boavista Barros Heil	CRC-PR - 046788/O-5 “S” RJ

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: July 30, 2015		Rogerio T. Nogueira
Director of Investor Relations